Exhibit 99.1

NOTICE OF ANNUAL MEETING
TO BE HELD MAY 17, 2017

MANAGEMENT INFORMATION CIRCULAR
AND
PROXY STATEMENT

April 7, 2017

145 King Street West, Suite 2870
Toronto, Ontario
 M5H 1J8

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON
 May 17, 2017

Meeting Date, Location and Purpose

The Meeting will be held at 10:00 a.m. (Toronto time) on Wednesday May 17, 2017 in the Prince Edward Island Room at the Fairmont Royal York Hotel, 100 Front Street West, Toronto, ON, M5J 1E6, for the following purposes:

1.	To receive the consolidated financial statements of the Company for the year ended December 31, 2016 and the auditors’ report thereon;
2.	To elect directors of the Company for the ensuing year;
3.	To reappoint auditors of the Company for the ensuing year at a remuneration to be determined by the board of directors of the Company; and
4.	To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

For detailed information with respect to each of the above matters, please refer to the sub-section bearing the corresponding title under “Business of the Meeting” in the attached Management Information Circular (the “Circular”).  Any capitalized terms not defined in this notice have the definitions as set out in the Circular.

Notice and Access

The Company is using the notice-and-access provisions (“Notice and Access”) under the Canadian Securities Administrators’ National Instrument 54-101 for the delivery of its Information Circular to its shareholders for the Meeting.

Under Notice and Access, instead of receiving paper copies of the Information Circular, shareholders will be receiving a Notice and Access notification with information on how they may obtain a copy of the Information Circular electronically or request a paper copy. Registered shareholders will still receive a proxy form enabling them to vote at the Meeting. The use of the alternative Notice and Access procedures in connection with the Meeting helps reduce paper use, as well as the Company’s printing and mailing costs. The Company will arrange to mail paper copies of the Information Circular to those registered shareholders who have existing instructions on their account to receive paper copies of the Company’s Meeting Materials.
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The Company urges shareholders to review the Circular before voting.

Accessing Meeting Materials online

The Meeting Materials can be viewed online under the Company’s profile at www.sedar.com or at www.americassilvercorp.com/s/agm.asp.

Requesting Printed Meeting Materials

Shareholders can request that printed copies of the Meeting Materials be sent to them by postal delivery at no cost to them up to one year from the date the Circular was filed on SEDAR by going to the Company’s website at www.americassilvercorp.com.

To receive the Meeting Materials in advance of the proxy deposit date and Meeting Date, requests for printed copies must be received at least five business days in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form.

Shareholders are entitled to vote at the Meeting either in person or by proxy in accordance with the procedures described in the Circular. Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy accompanying this Notice and in the Circular.

Dated at Toronto, Ontario as of April 7, 2017.

BY ORDER OF THE BOARD OF DIRECTORS

Signed:	“Darren Blasutti”
Darren Blasutti
President and Chief Executive Officer

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ANNUAL GENERAL MEETING OF SHAREHOLDERS
MANAGEMENT INFORMATION CIRCULAR
AND
PROXY STATEMENT

TABLE OF CONTENTS

	Page		Page
GENERAL PROXY INFORMATION	1	SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	31
Notice and Access	1	DIRECTORS’ AND OFFICERS’ INSURANCE AND INDEMNIFICATION	31
Voting by Registered Shareholders	2	STATEMENT OF CORPORATE GOVERNANCE PRACTICES	32
Appointment of Proxies	2	Board of Directors and Independence from Management	32
Voting Common Shares by Proxy	2	Performance Assessment	33
Deadline for Receipt of Proxies	3	Meetings of the Board and Committees of the Board	33
Revocation of Proxies	3	Meetings of Independent Directors	34
Exercise of Discretion by Proxies	3	Board Mandate	34
Voting by Non-Registered Shareholders	3	Position Descriptions	34
Voting Shares and Principal Holders Thereof	5	Directorships	35
BUSINESS OF THE MEETING	6	Orientation and Continuing Education	35
Item 1 – Presentation of Audited Financial Statements	6	Nomination of Directors	36
Item 2 – Election of Directors	6	Risk Management	37
Item 3 – Appointment of Auditor	16	Ethical Business Conduct	37
STATEMENT OF EXECUTIVE & DIRECTOR COMPENSATION	17	Whistleblower Policy	37
Compensation Discussion and Analysis	17	Corporate Disclosure and Securities Trading Policy	38
Overview of Executive Compensation Program	17	Board Committees	38
Compensation Review Process	18	Compensation and Corporate Governance Committee	38
Elements of Executive Compensation	19	Audit Committee	38
Summary Compensation Table	23	Sustainability and Technical Committee	39
Defined Benefit or Actuarial Plan Disclosure	24	INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS	39
Outstanding share-based awards and option-based awards	24	INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	39
Incentive Plan Awards-Value Vested or Earned During the Year	25	ADDITIONAL INFORMATION	39
Performance Graph	26	BOARD APPROVAL	40
Termination and Change of Control Benefits	26	FORWARD-LOOKING STATEMENTS	41
Director Compensation	27	SCHEDULE A BOARD MANDATE	42
Director Compensation Table	28
Directors’ Outstanding share-based awards and option-based awards	29
Directors’ Incentive Plan Awards-Value Vested or Earned During the Year	30
Risks Associated with the Company’s Compensation Policies and Practices	30
Share Ownership Policy for Directors and NEOs	30

- i -

MANAGEMENT INFORMATION CIRCULAR

DATED APRIL 7, 2017

GENERAL PROXY INFORMATION

This Management Information Circular (the “Circular”) is provided in connection with the solicitation of proxies by the management of Americas Silver Corporation (“Americas Silver” or the “Company”) for use at the Company’s Annual Meeting (the “Meeting”) of holders (“shareholders”) of common shares (“Common Shares”) to be held on May 17, 2017 at the time and place and for the purposes set forth in the accompanying notice of Meeting.

References in this Circular to the Meeting include any adjournment or postponement thereof. While it is expected that the solicitation will be made by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.  The Company may also use the services of a proxy advisory firm.  The aggregate fees for any advisory proxy firm would be borne by the Company.

The record date for the Meeting is April 7, 2017 (the “Record Date”). The Record Date is the date for the determination of shareholders entitled to receive notice of, and to vote at, the Meeting. Duly completed and executed proxies must be received by the Company’s transfer agent at the address indicated on the enclosed envelope no later than 10:00 a.m. (Toronto time) on May 15, 2017, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting.

Unless otherwise stated, the information contained in this Circular is as at April 7, 2017.

Notice and Access

The use of the Notice-and-Access Provisions reduces paper waste and mailing costs to the Company. In order for the Company to utilize the Notice-and-Access Provisions to deliver proxy-related materials by posting the Circular, the Company’s financial statements for the year ended December 31, 2016 and accompanying management’s discussion and analysis (collectively the “Meeting Materials”) electronically on a website that is not SEDAR, the Company must send a notice to shareholders, including non-registered shareholders, indicating that the Meeting Materials have been posted and explaining how a shareholder can access them or obtain from the Company, a paper copy of the Meeting Materials. The Meeting Materials has been posted in full on the Company’s website at www.americassilvercorp.com/s/agm.asp and under the Company's SEDAR profile at www.sedar.com.

The Company has determined that those registered and beneficial shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials together with the Notice of Meeting and form of proxy or voting instruction form.

The Company will deliver copies of the applicable proxy-related materials directly to registered shareholders and non-objecting beneficial owners, through the services of its registrar and transfer agent, Computershare Investor Services Inc. The Company intends to pay for the intermediaries to deliver these materials to objecting beneficial owners.
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Any shareholder who wishes to receive a paper copy of the Meeting Materials must contact the Company’s transfer agent, Computershare Investor Services Inc. at 100 University Avenue, 8th Floor, Toronto, ON  M5J 2Y1, Fax: 1-866-249-7775 (Canada and U.S.) or 1-416-263-9524 (International), toll-free: 1-866-964-0492. In order to ensure that a paper copy of the Circular can be delivered to a requesting shareholder in time for such shareholder to review the Circular and return a proxy or voting instruction form prior to the deadline to receive proxies, it is strongly suggested that a shareholder ensure their request is received no later than May 10, 2017.

All shareholders may call toll-free 1-866-964-0492 in order to obtain additional information regarding the Notice-and-Access Provisions or to obtain a paper copy of the Meeting Materials, up to and including the date of the Meeting, including any adjournment or postponement of the Meeting.

Voting by Registered Shareholders

Appointment of Proxies

The persons named in the enclosed instrument of proxy are officers and/or directors of the Company. A registered shareholder can appoint another person, who need not be a shareholder, to represent him or her at the meeting by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another form of proxy.

A registered shareholder appointing a proxy holder may indicate the manner in which the appointed proxy holder can vote with respect to any specific item by checking the space opposite the item on the proxy. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item should be left blank. The Common Shares represented by the proxy submitted by a shareholder will be voted or withheld from voting in accordance with the directions, if any, given in the proxy.

Voting Common Shares by Proxy

Registered shareholders at the close of business on April 7, 2017 may vote their proxies as follows:

On the Internet:
Go to the website indicated on the proxy form and follow the instructions on the screen. If you return your proxy via the internet, you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided. Complete your voting instructions and submit your vote.

By Mail:
Complete the form of proxy and return it in the envelope provided. If you return your proxy by mail you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided in the form of proxy. Complete your voting instructions and date, sign and return the form.

By Facsimile:
Complete the form of proxy and return it by facsimile to 1-866-249-7775 (Canada and U.S.) or 1-416-263-9524 (International).  If you return your proxy by facsimile you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided in the form of proxy. Complete your voting instructions and date, sign and return the form.

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Deadline for Receipt of Proxies

The deadline for receiving duly completed and executed forms of proxy or submitting your proxy by facsimile or over the internet is by 10:00 am (Toronto time) on May 15, 2017, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting. A shareholder attending the Meeting has the right to vote in person and if he does so, his proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment or postponement thereof. Notwithstanding the foregoing, the Chair of the Meeting has the sole discretion to accept proxies received after such deadline but is under no obligation to do so.

Revocation of Proxies

A proxy submitted pursuant to this solicitation may be revoked in any manner permitted by law and by written notice, signed by the shareholder or by the shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney), and deposited with the Company’s transfer agent, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, ON  M5J 2Y1, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment or postponement thereof, at which the proxy is to be used.

A proxy submitted pursuant to this solicitation may also be revoked prior to the commencement of voting by attending the Meeting in person and registering with the scrutineers as a registered shareholder personally present.  A revocation of proxy does not affect any matter on which a vote has been taken before the revocation.

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will vote the Common Shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, the relevant Common Shares will be voted in favour of the passing of all the resolutions described below.

The enclosed form of proxy confers discretionary authority on the persons named in the proxy with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if amendments or variations to any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting by Non-Registered Shareholders

Only registered shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Company are “non‐registered” shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the non-registered shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting Common Shares for the broker’s clients. Therefore, non-registered shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person or that the Common Shares are duly registered in their name.
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Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from non-registered shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return and voting instructions to clients, which should be carefully followed by non-registered shareholders in order to ensure that their Common Shares are voted at the Meeting. Common Shares beneficially owned by a non‐registered shareholder are registered either:

i.
in the name of an intermediary (“Intermediary”) that the non‐registered shareholder deals with in respect of the Common Shares of the Company (Intermediaries include, amongst others, banks, trust companies, securities dealers or brokers, and trustees or administrators of self‐administered RRSPs, RRIFs, RESPs and similar plans); or

ii.
in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. in Canada or The Depository Trust & Clearing Corporation in the United States) of which the Intermediary is a participant.

In accordance with applicable securities law requirements, the Company will distribute copies of the Notice of Meeting and the form of proxy (which includes a place to request copies of the Company’s annual and/or interim financial statements and MD&A or to waive the receipt of the annual and/or interim financial statements and MD&A) together with the Meeting Materials in the case of certain non-registered shareholders to the clearing agencies and Intermediaries for distribution to non‐registered shareholders.

Intermediaries are required to forward the applicable proxy-related materials to non‐registered shareholders unless a non‐registered shareholder has waived the right to receive them. Intermediaries often use service companies to forward the proxy-related materials to non‐registered shareholders. Generally, non‐registered shareholders who have not waived the right to receive proxy-related materials will either:

i.
be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the non‐registered shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre‐ printed form; or

ii.
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the non‐registered shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non‐registered shareholder when submitting the proxy. In this case, the non‐registered shareholder who wishes to submit a proxy should carefully follow the instructions of their Intermediary, including those regarding when and where the completed proxy is to be delivered.

In either case, the purpose of these procedures is to permit non‐registered shareholders to direct the voting of the Common Shares of the Company that they beneficially own.  Since only registered shareholders and their proxies may attend and vote at the Meeting, if a non-registered shareholder attends the Meeting the Company will have no record of the non-registered shareholder’s shareholding or of his, her or its entitlement to vote unless the non-registered shareholder’s nominee has appointed the non-registered shareholder as proxyholder. Therefore, a non‐registered shareholder who receives one of the above forms and wishes to vote at the Meeting in person (or have another person attend and vote on behalf of the non‐registered shareholder), the non‐registered shareholder should strike out the names of the persons listed and insert the non‐registered shareholder or such other person’s name in the blank space provided.
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In either case, non‐registered shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A non-registered shareholder who has submitted a proxy may revoke it by contacting the Intermediary through which the non-registered shareholder’s Common Shares are held and following the instructions of the Intermediary respecting the revocation of proxies.

In all cases it is important that the voting instruction form or form of proxy be received by the Intermediary or its agent sufficiently in advance of the deadline set forth in the notice of meeting to enable the Intermediary or its agent to provide voting instructions on your behalf before the deadline.

Voting Shares and Principal Holders Thereof

On December 21, 2016, in connection with its listing on the NYSE MKT stock exchange, the Company filed articles of amendment to complete an approved share consolidation of the Company’s issued and outstanding Common Shares on the basis of twelve pre-consolidated Common Shares for one post-consolidated Common Share (the “Share Consolidation”). All information relating to the number of issued and outstanding Common Shares, options, warrants, deferred share units, restricted share units, and related per share amounts in this Circular have been adjusted retrospectively to reflect the Share Consolidation.

The Record Date for the determination of shareholders entitled to receive notice of and to vote at the Meeting is April 7, 2017.  As of the Record Date, the Company had 39,818,778 Common Shares issued and outstanding.  Each Common Share carries the right to one vote on all matters to be acted on at the Meeting.  Each registered shareholder on the Record Date will be entitled to vote at the Meeting or any adjournment or postponement.  All such registered shareholders are entitled to attend and vote in person at the Meeting, the Common Shares held by them or, provided a completed and executed proxy has been delivered to the Company’s transfer agent within the time specified in the attached Notice of Meeting, to attend and vote by proxy at the Meeting the Common Shares held by them.

To the knowledge of the directors and executive officers of the Company, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

***
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BUSINESS OF THE MEETING

Item 1 – Presentation of Audited Financial Statements

Copies of the Company’s audited financial statements for the financial year ended December 31, 2016, together with the auditors’ report thereon, have been mailed to registered shareholders who have requested a copy and will be submitted to the Meeting. No vote will be taken on the financial statements and receipt of such financial statements will not constitute approval or disapproval of any matters referred to therein. Copies of the audited financial statements may be obtained by contacting the Company’s registered office at 145 King Street West, Suite 2870, Toronto, Ontario M5H 1J8, at the Company’s website www.americassilvercorp.com/s/agm.asp or by going to the Company’s profile at www.sedar.com.

Item 2 – Election of Directors

The articles of incorporation of the Company (the “Articles”) currently provide that the board of directors of the Company shall consist of a minimum of three and a maximum of nine directors. The board of directors (the “Board”) presently consists of seven directors, comprised of the following persons: Darren Blasutti, Alex Davidson, Alan Edwards, Peter Hawley, Brad Kipp, Gordon Pridham and Lorie Waisberg.

The Company is a growth-oriented precious metals producer with Scorpio Mining’s producing Cosalá Operations in State of Sinaloa, Mexico and U.S. Silver’s producing Galena Complex in Idaho, United States. The merger created a leading junior silver producer in the Americas focused on cost containment. The Company’s strategic objective is to expand its silver production through the development of its own projects and consolidation of complementary projects. The Company’s current management and Board are comprised of senior mining executives who have extensive experience identifying, developing, financing and operating precious metals deposits globally.

Pursuant to the requirements of the Toronto Stock Exchange (the “TSX”), the Board has adopted a policy for majority voting for individual directors (“Majority Voting Policy”). Under the Majority Voting Policy, the form of proxy enables each shareholder to vote for, or withhold voting on, each director nominee (the “Nominee” or collectively the “Nominees”) separately.  If votes “for” the election of a Nominee are fewer than the number voted “withheld”, the Nominee is required to submit his or her resignation promptly after the meeting of shareholders for the consideration of the Compensation and Corporate Governance Committee (the “CCG Committee” or the “Committee”). Absent exceptional circumstances that would warrant the continued service of the applicable director on the Board, the Committee is expected to accept and recommend acceptance of the resignation by the Board. The Committee will make a recommendation to the Board after reviewing the matter, and the Board will then decide whether to accept or reject the resignation.  Within ninety (90) days following the applicable Shareholders’ meeting, the Board shall make its decision, on the Committee’s recommendation. Absent exceptional circumstances, the Board shall be expected to accept the resignation.  Following the Board’s decision on the resignation, the Board shall promptly issue a news release publicly disclosing their decision whether to accept the applicable director’s resignation including the reasons for rejecting the resignation, if applicable, a copy of which must be provided to the Toronto Stock Exchange.  If a resignation is accepted, subject to any corporate law restrictions, the Board may leave the vacancy unfilled or appoint a new director to fill the vacancy.  The Nominee will not participate in any CCG Committee or Board deliberations as to whether to accept or reject the resignation. The Majority Voting Policy does not apply in circumstances involving contested director elections.
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The Board has fixed the number of directors to be elected at the Meeting at seven directors.  Each director elected will hold office until the next annual meeting of shareholders or until his successor is duly elected, unless the office is earlier vacated in accordance with the general by-law of the Company and the Canada Business Corporations Act.  Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote FOR the election of each of the Nominees.

The following table contains brief biographies for each of the Nominees, including their principal occupations, business or employment within the past five years, name, province or state and country of residence, independence status, age, date they first became a director of the Company and number of Common Shares, other securities and stock options beneficially owned by each Nominee.

The statement as to the Common Shares, other securities and stock options beneficially owned, directly or indirectly, or over which control or direction is exercised by the Nominees as at April 7, 2017 in each instance has been provided by the respective Nominee. Unless otherwise indicated, in this Circular all references to “dollar” or the use of the symbol “$” are to the United States dollar and all references to “C$” are to the Canadian dollar.  All information relating to the number of issued and outstanding Common Shares, options, warrants, deferred share units, restricted share units, and related per share amounts in this Circular have been adjusted retrospectively to reflect the Share Consolidation.

***
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DARREN BLASUTTI Age: 48 Ontario, Canada Director since: December 23, 2014 (U.S. Silver & Gold since June 6, 2012 and RX Gold since July 6, 2011) Non-Independent
Mr. Blasutti is currently the President and Chief Executive Officer of the Company.  He was formerly the President and Chief Executive Officer of U.S. Silver & Gold Inc. (“U.S. Silver”), and prior to that, the President and Chief Executive Officer of RX Gold & Silver Inc. (“RX Gold”), and former Senior Vice President of Corporate Development for Barrick Gold Corporation (“Barrick”) until January 2011. At Barrick, he reported to the Chief Executive Officer and played a lead role in the strategic development of Barrick for over 13 years, during which time he executed over 25 gold mining transactions including the acquisition of Homestake Mining Company and Placer Dome Inc. and the consolidation of the world class Cortez property from Rio Tinto. Mr. Blasutti also led the creation of Barrick Energy Inc. to hedge Barrick’s exposure to energy prices and was integral to the initial public offering of African Barrick Gold. During his tenure at Barrick, he also led the Investor Relations function. Mr. Blasutti is a member of the Canadian Institute of Chartered Accountants and was previously at PricewaterhouseCoopers LLP where he planned, supervised and managed audits for a variety of clients and.  Mr. Blasutti is a director of Chantrell Ventures Corp., Rapier Gold Inc. and Noront Resources Ltd.(1)

	Common Shares Held
	75,714
	Other Securities Held
	Type			Securities Held (#)
	RSUs(2) (cash or share settled)			77,098
	Options Held
	Date Granted	Expiry Date	Exercise Price	Total Unexercised Options (#)
	Aug. 28, 2012	Aug. 28, 2017	15.96	24,500
	Jan. 30, 2015	Jan. 30, 2018	2.34	83,333
	Feb. 23, 2016	Feb. 23, 2019	2.04	166,666
	Jan. 13, 2017	Jan. 13, 2020	3.85	200,000

	Board and Committee Membership 2016		Attendance	Other Public Board Memberships
	Board Audit CCG Committee S&T Committee		8 of 8 3 of 4 4 of 4 1 of 2	Chantrell Ventures Corp. Rapier Gold Inc. Noront Resources Ltd.(1)

1.	Mr. Blasutti is not standing for re-election at the next meeting of shareholders for Noront Resources Ltd and will be coming off this board.
2.	The RSUs represent a deferred payment of a cash incentive bonus and are redeemable for cash payment or Common Shares of the Company based on the value of the Common Shares at the time of redemption.

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ALEX DAVIDSON Age: 65 Ontario, Canada Director since: December 23, 2014 (U.S. Silver & Gold since August 13, 2012 and RX Gold since July 6, 2011) Independent
Alexander Davidson was Barrick Gold Corporation’s Executive Vice President, Exploration and Corporate Development with responsibility for international exploration programs and corporate development activities. Mr. Davidson was instrumental in Barrick’s acquisition of Lac Minerals, Sutton Resources, Arequipa Resources, Pangea Goldfields, Homestake Mining and Placer Dome Inc. Mr. Davidson joined Barrick in October 1993 as Vice President, Exploration with responsibility for the company's expanding exploration program. He initiated Barrick’s expansion out of North America and into Latin America and beyond and retired from Barrick in 2009.
Prior to joining Barrick, Mr. Davidson was Vice President, Exploration for Metall Mining Corporation. Mr. Davidson has over 40 years of experience in designing, implementing and managing gold and base metal exploration and acquisition programs throughout the world. In April 2005, Mr. Davidson was presented the 2005 A.O. Dufresne Award by the Canadian Institute of Mining, Metallurgy and Petroleum to recognize exceptional achievement and distinguished contributions to mining exploration in Canada. In 2003, Mr. Davidson was named the Prospector of the Year by the Prospectors and Developers Association of Canada in recognition for his team's discovery of the Lagunas Norte Project in the Alto Chicama District, Peru.
Mr. Davidson received his B.Sc. and his M.Sc. in Economic Geology from McGill University. His extensive experience in the mining industry and his background in precious metal exploration and corporate development allows him to provide valuable industry insight and perspective to the Board and management. Mr. Davidson also has extensive board level experience and has sat on or has chaired a number of health, safety & environment, technical, sustainability, audit, and compensation committees.

	Common Shares Held
	27,706
	Other Securities Held
	Type			Securities Held (#)
	DSUs(1)			50,266
	Options Held
	Date Granted	Expiry Date	Exercise Price	Total Unexercised Options (#)
	Aug. 28, 2012	Aug. 28, 2017	15.96	17,500
	Jan. 30, 2015	Jan. 30, 2018	2.34	33,333
	Feb. 23, 2016	Feb. 23, 2019	2.04	41,666
	Jan. 13, 2017	Jan. 20, 2017	3.85	60,000

	Board and Committee Membership 2016		Attendance	Other Public Board Memberships
	Board (Chair) (2) CCG Committee S&T Committee		7 of 8 4 of 4 2 of 2	Perseus Mining Ltd. NuLegacy Gold Corporation Orca Gold Inc. Capital Drilling Ltd. Yamana Gold Inc.

1.
The DSUs represent a deferred payment of the director’s board fees and are redeemable for cash or Common Shares of the Company at the time of resignation from the Board based on the value of the Common Shares at the time of redemption.

2.	Chairman of the Board of Directors since May 2016.

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ALAN R. EDWARDS Age: 59 Arizona, United States Director since: December 23, 2015 (U.S. Silver & Gold since August 13, 2012 and U.S. Silver Corp since June 23, 2011) Independent
Mr. Edwards serves on the board of directors and is President of AE Resources Corp.  He also serves on the board of directors for Entrée Gold Inc. and Orvana Minerals Corp. From May 2010 to July 2013 he was a director of AuRico Gold Inc. and from July 2013 to July 2015 he was Chairman of the Board; From October 2011 to January 2017, he was Chairman of the Board of AQM Copper Inc.; From August 2013 to February 2015 he was Chairman of the Board of Oracle Mining Corp., from September 2012 to July 2013, he was Chief Executive Officer of Oracle Mining Corp.; From 2009 to May 2011, he was President and Chief Executive Officer of Copper One Inc.; From 2007 to 2009, he was President and Chief Executive Officer of Frontera Copper Corporation.  Mr. Edwards holds an MBA from the University of Arizona and a B.S. Mining Engineering also from the University of Arizona.

	Common Shares Held
	20,597
	Other Securities Held
	Type			Securities Held (#)
	DSUs(1)			39,325
	Options Held
	Date Granted	Expiry Date	Exercise Price	Total Unexercised Options (#)
	Aug. 28, 2012	Aug. 28, 2017	15.96	17,500
	Jan. 30, 2015	Jan. 30, 2018	2.34	33,333
	Feb. 23, 2016	Feb. 23, 2019	2.04	41,666
	Jan. 13, 2017	Jan. 13, 2020	3.85	60,000

	Board and Committee Membership 2016		Attendance	Other Public Board Memberships
	Board S&T Committee (Chair)		8 of 8 2 of 2	Entrée Gold Inc. Orvana Minerals Corp.

1.
The DSUs represent a deferred payment of the director’s board fees and are redeemable for cash or Common Shares of the Company at the time of resignation from the Board based on the value of the Common Shares at the time of redemption.

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PETER J. HAWLEY Age: 60 Quebec, Canada Director since: May 12, 1998 Independent
Mr. Hawley is the founder of the Company and is currently the Chairman of Scorpio Gold Corporation.  Formerly he was President and CEO of the Company from July 20, 2012 to April 21, 2013 and prior to December 2010.  Mr. Hawley has over 35 years’ experience in the exploration and mining industry and has worked as a consulting geologist to a large number of intermediate and senior mining companies including Teck Corp, Noranda Inc., Placer Dome Inc. and Barrick Gold.

	Common Shares Held
	153,619
	Other Securities Held
	Type			Securities Held (#)
	DSUs(1)			42,451
	Options Held
	Date Granted	Expiry Date	Exercise Price	Total Unexercised Options (#)
	May 24, 2013	May 24, 2018	5.70	41,666
	Jan. 30, 2015	Jan. 30, 2018	2.34	33,333
	Feb. 23, 2016	Feb. 23, 2019	2.04	41,666
	Jan. 13, 2017	Jan. 13, 2020	3.85	60,000

	Board and Committee Membership 2016		Attendance	Other Public Board Memberships
	Board (Chairman)(2) S&T Committee		8 of 8 2 of 2	Scorpio Gold Corporation Defiance Silver Corp.

1.
The DSUs represent a deferred payment of the director’s board fees and are redeemable for cash or Common Shares of the Company at the time of resignation from the Board based on the value of the Common Shares at the time of redemption.

2.	Chairman of the Board of Directors until May 2016.

Page | 11

BRADLEY R. KIPP Age: 53 Ontario, Canada Director since: June 12, 2014 Independent
Mr. Kipp is currently the Executive Vice-President and Director of AR3 Capital Partners Inc. (commodity trading and fund management) since August 2015; Vice-President Finance of Summit Resource Management Limited (venture capital) since 1997. Director of Equity Financial Holdings Inc. since June 2008; Chief Financial Officer and Director of Blackshire Capital Corp. since February 2017. Previously he was Chief Financial Officer and Director of African Copper PLC (mining and exploration) from September 2004 to July 2015.  Mr. Kipp has over 20 years’ experience specializing in operations, corporate finance and public company reporting in the mining sector.  As part of these activities he has been Chief Financial Officer and/or a Director of several public companies listed on the Toronto and London AIM exchanges. Mr. Kipp is a member of the Chartered Professional Accountants of Canada and a member of the Chartered Financial Analyst Institute.

	Common Shares Held
	N/A – see DSUs below.
	Other Securities Held
	Type			Securities Held (#)
	DSUs(1)			46,839
	Options Held
	Date Granted	Expiry Date	Exercise Price	Total Unexercised Options (#)
	Jan. 30, 2015	Jan. 30, 2018	2.34	33,333
	Feb. 23, 2016	Feb. 23, 2019	2.04	41,666
	Jan. 13, 2017	Jan. 13, 2020	3.85	60,000

	Board and Committee Membership 2016		Attendance	Other Public Board Memberships
	Board Audit Committee (Chair)		8 of 8 4 of 4	Equity Financial Holdings Inc.

1.
The DSUs represent a deferred payment of the director’s board fees and are redeemable for cash or Common Shares of the Company at the time of resignation from the Board based on the value of the Common Shares at the time of redemption.

Page | 12

GORDON E. PRIDHAM Age: 62 Ontario, Canada Director since: December 23, 2014 (U.S. Silver & Gold since August 13, 2012 and U.S. Silver Corp. since November 10, 2008) Independent
Mr. Pridham is currently Principal of Edgewater Capital and sits on the public company boards of Newalta Corporation (Chairman), CHC Student Housing Inc. (Chairman), Orvana Minerals Inc.  Formerly, Chairman of the Board of U.S. Silver & Gold Inc.  He is on the advisory board for Enertech Capital a Clean Tech Venture Fund. Recent activities include merger of US Silver with RX Gold as Chairman, sale of Norock Realty to Partners REIT as Chairman of the Special Committee, and sale of Western Prospector to CNNC as Chairman of the Special Committee.

Mr. Pridham has over 35 years of experience financing and advising public and private companies in a cross section of industries, particularly in the resource sector. He has worked in New York, Calgary, Toronto and Hong Kong for global financial institutions in Corporate Banking, Investment Banking and Capital Markets.

Mr. Pridham is a graduate of the University of Toronto and the Institute of Corporate Directors program.

	Common Shares Held
	30,102
	Other Securities Held
	Type			Securities Held (#)
	DSUs(1)			34,235
	Options Held
	Date Granted	Expiry Date	Exercise Price	Total Unexercised Options (#)
	Aug. 28, 2012	Aug. 28, 2017	15.96	17,500
	Jan. 30, 2015	Jan. 30, 2018	2.34	33,333
	Feb. 23, 2016	Feb. 23, 2019	2.04	41,666
	Jan. 13, 2017	Jan. 13, 2020	3.85	60,000

	Board and Committee Membership 2016		Attendance	Other Public Board Memberships
	Board Audit Committee CCG Committee		8 of 8 3 of 4 4 of 4	Newalta Corporation (Chairman) CHC Student Housing Inc. (Chairman) Orvana Minerals Inc. Enertech Capital (Advisory Board)

1.
The DSUs represent a deferred payment of the director’s board fees and are redeemable for Common Shares of the Company at the time of resignation from the Board based on the value of the Common Shares at the time of redemption.

Page | 13

LORIE WAISBERG Age: 75 Ontario, Canada Director since: December 23, 2014 (U.S. Silver & Gold since August 13, 2012 and RX Gold & Silver since July 6, 2011) Independent
Mr. Waisberg is a corporate director currently serving as Chairman and a director of, Chemtrade Logistics Income Fund and a director of Chantrell Ventures Corp., Metalex Ventures Ltd., Tembec Inc. and Rapier Gold Inc.  Prior to retirement, Mr. Waisberg served as Executive Vice President, Finance and Administration of Co-Steel Inc., a steel manufacturer. Prior thereto, Mr. Waisberg practiced law with a major Canadian law firm. Mr. Waisberg is accredited as ICD.D by the Institute of Corporate Directors.

	Common Shares Held
	7,485
	Other Securities Held
	Type			Securities Held (#)
	DSUs(1)			36,550
	Options Held
	Date Granted	Expiry Date	Exercise Price	Total Unexercised Options (#)
	Aug. 28, 2012	Aug. 28, 2017	15.96	17,500
	Jan. 30, 2015	Jan. 30, 2018	2.34	33,333
	Feb. 23, 2016	Feb. 23, 2019	2.04	41,666
	Jan. 13, 2017	Jan. 13, 2020	3.85	60,000

	Board and Committee Membership 2016		Attendance	Other Public Board Memberships
	Board Audit Committee CCG Committee (Chair)		8 of 8 4 of 4 4 of 4	Chantrell Ventures Corp. Chemtrade Logistics Income Fund (Chairman) Metalex Ventures Ltd. Tembec Inc. Rapier Gold Inc.

1.
The DSUs represent a deferred payment of the director’s board fees and are redeemable for cash or Common Shares of the Company at the time of resignation from the Board based on the value of the Common Shares at the time of redemption.

Page | 14

Corporate Cease Trade Orders, Bankruptcies and Insolvencies

Except as disclosed below, as at the date of this Circular and within the 10 years before the date of this Circular, none of the persons named above:

(a)	is, or has been, a director or executive officer of any company (including the Company), that while that person was acting in that capacity:
(i)
was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(iii)
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)
has within 10 years before the date of the Circular became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officers or shareholders.

Mr. Edwards, a director of the Company, was Chairman of the Board of Oracle Mining Corp. (“Oracle”) until his resignation effective February 15, 2015. On December 23, 2015, Oracle announced that the Superior Court of Arizona had granted the application of Oracle’s lender to appoint a receiver and manager over the assets, undertaking and property of Oracle Ridge Mining LLC.

Mr. Waisberg was a director of FMF Capital Group Ltd. (“FMF”) from March 2005 to May 18, 2007.  On May 18, 2007 a subsidiary of FMF (of which Mr. Waisberg was not a director) conveyed its assets to a trustee to facilitate the orderly wind-up of its business.

Penalties and Sanctions

To the Company’s knowledge, none of the Nominees for election as director have been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.
Page | 15

Additional Information regarding the Board

For additional information regarding the Company’s Board, including compensation, corporate governance practices, independence and directorships of other public company boards, see “Statement of Executive & Director Compensation – Director Compensation” and “Statement of Corporate Governance Practices”.

Item 3 – Appointment of Auditor

Shareholders will be asked to consider and, if thought fit, to pass an ordinary resolution to re-appoint PricewaterhouseCoopers LLC, Chartered Accountants, Toronto, Ontario (“PwC”) as auditor of the Company to hold office until the close of the next annual meeting of the Company or until the auditor is removed from office or resigns.  It is also proposed that shareholders authorize the directors to fix the remuneration to be paid to the auditor. PwC has been the Company’s auditor since August 17, 2015.

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote FOR the re-appointment of PwC as auditor of the Company until the close of the next annual meeting of shareholders and to authorize the directors to fix their remuneration.

 ***
Page | 16

STATEMENT OF EXECUTIVE & DIRECTOR COMPENSATION

In accordance with National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), the Company is required to disclose all direct and indirect compensation provided to certain executive officers and directors for, or in connection with, services they provided to the Company in the previous financial year.  Accordingly, set out below under the heading “Compensation Discussion and Analysis” are details of the executive compensation amounts provided to certain current and former executive officers and directors of the Company for services they have provided to the Company during the most recently completed financial year.  Included in the disclosure set out below is a discussion and analysis of the significant elements of the compensation awarded to, earned by, paid to, or payable to certain current and former executive officers and directors of the Company.  The objective of this disclosure is to provide insight into executive compensation decisions made by the Company during the most recently completed financial year.

In this section, the individuals in the “Summary Compensation Table” are referred to as the named executive officers (“NEOs”).1

Compensation Discussion and Analysis

Overview of Executive Compensation Program

The Company’s overall strategic objective is to expand its production through the development of its own projects and consolidation of complementary projects.  As part of its business strategy the Company is focused on:

(i)	executing operational targets (including safety, costs, production, and environmental);
(ii)	maintaining a strong financial position;
(iii)	enhancing value through project development and continuous improvement of its existing operations; and
(iv)	disciplined growth through additional, value‐enhancing, merger and acquisition opportunities.

The goal of the Company’s compensation program is to support the above strategic objectives by attracting, retaining and inspiring performance by members of senior management to further the future success and growth of the Company through competitive compensation, paying for performance, aligning compensation with the shareholders’ interests, and providing the flexibility necessary to accommodate the needs of the Company in changing business and market conditions.

In particular, the Company’s compensation program aims to support growth by rewarding:

(i)	individual skill and experience of executives;
(ii)	corporate and individual performance objectives; and
(iii)	long‐term appreciation of the Company’s share price.

1 Note:  NEOs to be included in the “Summary Compensation Table” in accordance with NI 51-102 are the following:
(a)	the Chief Executive Officer ("CEO") of the Company for any part of the most recently completed financial year;
(b)	the Chief Financial Officer ("CFO") of the Company for any part of the most recently completed financial year;
(c)
each of the Company's three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and the CFO, at the end of the most recently completed fiscal year and whose total compensation was, individually more than C$150,000 as determined in accordance with subsection 1.3(6) of Form, 51- 102F6 – Statement of Executive Compensation; and

(d)
any individuals who would be a NEO under paragraph (c) above, but for the fact that the individual was neither an executive officer of the Company nor acting in a similar capacity, at the end of the fiscal year.

Page | 17

Compensation Review Process

The Compensation & Corporate Governance Committee (“CCG Committee”) assists the Board in overseeing certain compensation and succession planning matters as well as fulfilling the corporate governance and director nominating responsibilities of the Company. The CCG Committee is composed of: Lorie Waisberg (Chair), Gordon Pridham, and Alex Davidson, each of whom is “independent” within the meaning of NI 52-110. Each of the members of the CCG Committee has direct experience in the management and administration of compensation matters in their role as an executive officer or a board member. This experience has involved the planning and development of such programs and an analysis of competitive trends in compensation and pay for performance practices. Collectively, the attributes and experiences of the members ensure that the CCG Committee will function effectively in reviewing, assessing and recommending to the Board appropriate compensation and corporate governance policies and practices for the Company.

The CCG Committee has the responsibility of maintaining awareness of competitive compensation practices and of reviewing and reporting to the Board, on at least an annual basis, recommendations on compensation packages for the executive officers and directors of the Company. The CCG Committee generally assumes responsibility for assisting the Board in respect of compensation policies for the Company, and in conjunction with the CEO, assessing the performance of the officers of the Company in fulfilling their responsibilities and meeting business objectives. The CCG Committee, following input from the Board, also annually assesses the performance of the CEO.

CCG Committee business includes a review of the attainment of performance targets established for the payout, if any, of the annual cash bonus awards for the current year as well as the proposed bonus targets for the next following year including selection of the performance criteria, establishment of the performance targets, the participants in the executive incentive bonus programs, the percentage of a participants salary subject to an award and the establishment of individual and corporate objectives. The end-of-year meeting of the CCG Committee may also include a review and recommendation to the Board of proposed changes to base salary as well as the proposed grant of long term incentive awards comprised of time based share unit awards (“restricted share units” or “RSUs”) or stock options to acquire the Company’s Common Shares (“Options”) to eligible participants.

In conducting its review, the CCG Committee has regard to current compensation levels and practices including published industry surveys, independent reports and other publicly available data. The CCG Committee may also retain independent compensation consultants as required to assist it in fulfilling its responsibilities, with a view to ensuring that the compensation arrangements are supportive of the Company meeting its business objectives. The compensation arrangements are then reviewed by the CCG Committee having regard to the above mentioned practices and data as well as internal data and recommendations provided by the CEO.  The CCG review of proposed compensation matters by the CCG Committee and the approval thereof by the Board (both of which are comprised of a majority of independent directors) provides the independent directors with significant input into such compensation decisions.  See “Board Committees - Compensation and Corporate Governance Committee" for further details on the responsibilities of the CCG Committee.
Page | 18

Elements of Executive Compensation

The Company’s executive compensation program consisted of the following elements: (i) base salary; (ii) annual performance-based incentives; (iii) long-term compensation consisting of equity stock options and restricted share units; and (iv) medical and other benefits.

COMPENSATION ELEMENT	SUMMARY AND PURPOSE OF COMPENSATION ELEMENT
Base Salary

Base salaries form a central element of the Company’s compensation mix and are used as a measure to compare to, and remain competitive with, compensation offered by competitors and as the base to determine other elements of compensation and benefits.  Base salaries are generally fixed and therefore not subject to uncertainty.

Annual Performance-Based Incentive

While base salaries are fixed, annual bonuses are tied to performance and are a variable component of compensation designed to reward NEOs for maximizing operating and financial performance of the Company. Annual bonuses are paid at the discretion of the Board and are determined based on a number of factors, including financial and operational performance.  These bonuses are intended to capture quantitative and qualitative assessments of performance.

Longer Term Incentives -Stock Options and Restricted Share Units

The granting of stock options is a variable component of compensation intended to reward the Company’s executive officers and Directors for success in achieving sustained, long-term profitability and increases in stock value, and aligning interests with shareholders.  Restricted share units are time based and may be granted to NEOs and other Company personnel.  Share unit awards similarly align interests with shareholders and support long term Company objectives.

Other Compensation
The Company’s benefits plans provide financial coverage in the event of illness, disability or death.  The Company’s executive employee benefit program includes life, medical, dental and disability insurance. At the Company’s operations, the Company has also paid other benefits to its senior staff including car and housing allowances.

Below is a description of why the Company currently chooses to pay each element of compensation and how the amount to be paid for each element is determined.

Base Salary

To ensure the Company will continue to attract and retain qualified and experienced executives, base salaries are reviewed and, if appropriate, adjusted annually in order to ensure they remain competitive for comparable companies and realities in the market. The CCG Committee reviews the recommendations of the CEO and recommends to the Board base salaries for executive officers taking into consideration the individual’s performance, contributions to the success of the Company, and internal equities among positions.  No specific weightings are assigned to each of the above factors; instead a subjective determination is made based on a general assessment of the individual relative to such factors. Following the closing of the U.S. Silver/Scorpio Mining merger transaction, base salaries were rationalized to bring former U.S. Silver pay rates more in line to former Scorpio Mining salaries while also recognizing the increased scope of responsibilities within a growing combined company.
Page | 19

Annual Performance Based Incentive

An important aspect of the compensation strategy is to encourage and recognize strong levels of performance by linking achievement of more specific short-term (i.e. yearly) goals such as the execution and implementation of the Company’s stated objectives and plans with variable compensation in the form of an annual bonus or short term incentive awards. The bonus can be expressed as a percentage of annual base salary with a maximum amount stipulated and is awarded at the discretion of the Board as recommended by the CCG Committee with input from the CEO.  Target bonus awards currently range from 30% to 100% of the base salary of the executive team. The incentive bonus plan for the Company leadership team consists of a split of corporate and individual objectives comprising 60% and 40% of the bonus opportunity respectively.

Any bonuses awarded in early 2017 for 2016 performance were determined by considering a number of factors, including the following corporate performance factors (results in italics):

(i)	complete an equity financing to strengthen balance sheet – ($33 million raised by end of Q2, 2016 that allowed repayment of debt and build of San Rafael Project);
(ii)
total shareholder return – as measured against nine other comparable companies, excluding the impact of certain corporate events, with bonus opportunity measured on a sliding scale from 0-200% depending on the Company’s relative position at the end of 2016 – (3rd performer despite equity raise, consolidation for US listing and other mitigating factors);[2]

(iii)	San Rafael Project Board approval, financing completed and construction commencement – (Approval in September with construction start and financing secured but deferred);
(iv)	an overall 25% reduction in the company safety incidents as measured by reportable “lost time accident” frequency rate – (achieved); and
(v)
achieving guidance for silver production and “all-in” cost guidance; certain other strategic objectives for the company – (missed on silver and silver equivalent ounces, achieved high end of range on cash costs and all in all in sustaining costs). [3]

A summary of bonus opportunity and the assessment for 2016 with respect to the Company’s corporate objectives is set forth below.

OBJECTIVES	CORPORATE					TOTAL
	Equity Financing to Strengthen Balance Sheet	Total Shareholder Return	San Rafael – Approval, Financing and Construction	Safety/Compliance Metric	Production/ Costs Guidance
Bonus Opportunity	15%	15%	15%	5%	10%	60%
Assessment	15%	20%	15%	5%	2%	57%

2 The comparable companies used for 2016 were as follows: Almaden Minerals, Ltd., Avino Silver and Gold Mines Ltd., Endeavour Silver Corp., Excellon Resources Inc., Great Panther Silver Ltd., Kootenay Silver Inc., Santa Cruz Silver Mining Ltd., Sierra Metals Inc., Trevali Mining Corporation.
3 The Company’s guidance for 2016 is production of 2.5-3.0 million ounces silver ounces at all-in sustaining costs of $11.75 – $12.75 per ounce.  Cash cost per ounce and all-in sustaining cost per ounce are non-IFRS financial performance measures with no standardized definition.  For further information and detailed reconciliations, please refer to the Company’s 2016 year-end and quarterly MD&A.
Page | 20

Individual objectives (40% of bonus opportunity) are intended to support the operational and strategic goals of the Company and may be subject to subjective determination as to their achievement by the CCG Committee and Board.  Performance relative to these objectives, is also expected to be qualitatively assessed in the context of circumstances and challenges arising throughout the year.

Actual bonus amounts were determined by referencing ranges referenced in the employment contracts of the NEO’s. A summary of the target award percentages and the actual bonuses paid for 2016 for each NEO is set forth below. Note that, as a cash conserving measure, NEOs elected to receive 25% of awarded cash bonuses in the form of RSUs (which may be settled in either Common Shares or cash). The number of RSUs granted equaled the dollar amount of the bonus payable by way of RSUs divided by the average closing price of the Common Shares for the five-trading days immediately preceding the date of grant and grossed up by a factor of 1.25 to reflect the added risk of deferral exposure to the stock price.  The award agreements for deferred payment provide that the RSUs granted here vest immediately but may be redeemed only on a future date but otherwise immediately in the event of a change in control of the Company or the termination or death of the executive officer.4 The CCG Committee retains discretion to at any time permit the acceleration of vesting or redemption dates (and resulting cash payment or exchange) as may be authorized by the Board.

TITLE	INDIVIDUAL ASSESED(1)	TOTAL ASSESSED(2)	CASH PAY- OUT(3)	DEFERRED AMOUNT(3)	RSUS GRANTED(4)
Total Corporate
CEO	35%	92%	$169,886	$93,438	27,904
COO	30%	87%	$84,529	$46,491	13,884
CFO	33%	90%	$70,313	$38,672	11,548
SVP/CLO	31%	88%	$63,750	$35,063	10,470

(1)	Percentage assessed of 40% individual bonus opportunity.
(2)	Represents percentage of achievement of overall bonus opportunity, corporate (60%) and individual (40%).
(3)	All amounts in U.S. dollars. Amounts that were paid in Canadian dollars have been converted to U.S. dollars using an exchange rate of 1.32 for 2016. Cash pay-out paid out in 2017.
(4)
Represents payment of deferred annual incentive bonus for 2016 issued as RSUs.  The number of RSUs granted equaled the dollar amount of the bonus payable by way of RSUs multiplied by 1.25 divided by the average closing price of the Common Shares for the five-trading day immediately preceding the date of grant.

Longer Term Incentives – Option Based Awards and Restricted Share units

The long-term equity portion of executive compensation is designed to align the interests of executive officers with that of shareholders by encouraging equity ownership through awards of Options to purchase the Company’s Common Shares, to motivate executives and other key employees to contribute to an increase in corporate performance and shareholder value, and to encourage the retention of executive officers and other key employees by vesting Options over a period of time and in particular during difficult economic periods when salaries and bonuses are restricted by necessity.

The timing of the grant, and number of Common Shares made subject to option with respect to Options proposed to be granted by the Company to its executive officers is recommended by the CEO, reviewed and recommended (or revised, if thought appropriate) by the CCG Committee, and approved by a resolution of the Board. Consideration in determining option grants is given to, amongst other things, the total number of Options outstanding, current and future expected contribution to the advancement of corporate objectives by such individual, the position of the individual, tenure, and the status of previous option grants to such individuals. No specific weightings are assigned to each factor; instead a subjective determination is made based on an assessment of the individual relative to such factors.  Grants of Options also comprise a portion of the compensation package offered to attract and retain new directors and executive officers to the Company.  The periodic consideration of such awards takes typically takes place annually early in the fiscal year. Options granted by the Board are priced at the closing price of the Common Shares on the TSX on the last trading day prior to the date of grant.

4 In the event of termination, vested, cash settled, RSUs may not be redeemed until the first and second anniversary dates of grant unless agreed by the CCG Committee.
Page | 21

Details of the Options granted in 2016 are as follows:

February 23, 2016 – 249,996 Options granted to non-management directors (41,666/director) and 541,663 Options granted among officers and certain employees with an exercise price of $2.04; and

29 July, 2016 – 16,666 Options granted to certain personnel with an exercise price of $4.68, approved by the Board for at the discretion of mine management in respect of 2016 performance and as a method of retention.

The Options are to vest over a two year period (1/3 upon grant, 1/3 after one year and 1/3 after two years) and expiring in 3 years.  All such Options vest immediately upon a change of control of the Company or upon an applicable director ceasing to be on the Board in connection with a transaction involving the Company.

The Stock Option Plan provides for a maximum number of Common Shares issuable pursuant to options granted under the Stock Option Plan equal to 10% of the then issued and outstanding Common Shares.  As of the date hereof, the Stock Option Plan permits the Company to grant options to purchase up to 3,976,878 Common Shares, representing 10% of Common Shares outstanding as of the date hereof.  As of the date hereof, there are options to purchase a total of 2,487,075 Common Shares issued and outstanding representing approximately 6.25% of the Common Shares outstanding as of such date.

The Company’s Stock Option Plan is available on SEDAR at www.sedar.com and has been posted onto the Company’s website at www.americassilvercorp.com/s/.agm.asp.

The Board adopted a restricted share unit plan (the “RSU Plan”) dated effective January 30, 2015 for cash only redemption of grants.  The Board has amended the RSU Plan effective February 23, 2016 to allow for either cash redemption or security based redemption of the Company’s option. The above discussion on rationale and the granting process with respect to Options is generally applicable to RSUs. Currently the Company has granted RSUs in two situations: (i) as a retention measure to employees, particularly at the projects of the Company and its affiliates who may not participate in the Company’s stock option plan, with such grants typically vesting on the third anniversary of the date granted and settled in cash; and (ii) as a cash conservation measure, in lieu of annual incentive cash bonuses awarded to executive officers of the Company, with such grants vesting immediately but not fully redeemable until the first or second anniversary of the date of grant.

When vested, each RSU entitles the RSU Participant to receive, subject to adjustments as provided for in the RSU Plan, one Common Share or payment in cash for the equivalent thereof based on the weighted average trading price of the Common Shares on the five-trading days immediately preceding the redemption date.  The terms and conditions of vesting (if applicable) of each grant are determined by the CCG Committee at the time of the grant.

Consistent with (i) above, in January 2015 a pool of 200,000 RSUs was approved by the Board for granting to Galena Complex personnel at the discretion of mine management in respect of 2015 performance and as a method of retention. Unless accelerated earlier in the discretion of the CCG Committee, such units will vest on the third anniversary of grant. All other grants of RSUs have been in the nature of (ii) above, in lieu of cash bonuses to be paid to executives. The 2016 grants are described in the section above Annual Performance Based Incentive.
Page | 22

Other Compensation – Benefits and Perquisites

The Company’s benefits plans provide financial coverage in the event of illness, disability or death. The Company also supports reasonable expenses in order that employees continuously maintain and enhance their skills and health in the interest of the Company. Benefit plans during the applicable period were provided to NEOs on largely the same basis as other employees in the applicable jurisdiction.

Summary Compensation Table

The following table sets forth the compensation awarded, paid to or earned by the Company's NEOs during the fiscal year ended December 31, 2016.

Name and principal position	Year	Salary ($)(1)	Non-equity discretionary annual incentive plan(2)	Share- based awards(3)	Option-based awards(4)	All other compensation	Total Compensation
			($)	($)	($)	($)	($)
Darren Blasutti President, Chief Executive Officer and Director	2016 2015 2014	246,212 254,162 5,181	169,886 Nil 3,241	93,438 147,583 885	216,465 90,810 Nil	521 357 Nil	726,522 492,912 9,307
Warren Varga Chief Financial Officer	2016 2015 2014	207,860 215,060 4,663	70,313 Nil 1,278	38,672 77,783 442	104,744 51,431 Nil	1,994 1,370 Nil	423,583 345,644 6,383
Daren Dell Chief Operating Officer	2016 2015 2014	211,174 183,779 3,835	84,529 Nil 1,044	46,491 65,405 354	121,827 49,840 Nil	521 357 Nil	464,542 299,381 5,233
Peter McRae SVP Corporate Affairs & CLO	2016 2015 2014	191,288 183,779 3,835	63,750 Nil 1,051	35,063 66,553 372	97,240 49,840 Nil	1,679 1,154 Nil	389,020 301,326 5,258

(1)	All amounts in U.S. dollars. Amounts that were paid in Canadian dollars have been converted to U.S. dollars using an exchange rate of 1.10 for 2014 and 1.28 for 2015 and 1.32 for 2016.

(2)	Amounts posted represent cash payment of annual incentive plan for 2016 with amount typically paid early in the following year.
(3)
Amounts posted represent value of RSUs granted in respect of the covered year. All information relating to the number of issued and outstanding Common Shares, options, warrants, deferred share units, restricted share units, and related per share amounts in this Circular have been adjusted retrospectively to reflect the Share Consolidation.

(4)
Granted in respect of the covered year.  The fair value of option-based awards is determined in accordance with ‘IFRS 2 Share-based payment’ of International Financial Reporting Standards (“IFRS”). The Company uses the Black-Scholes model to estimate fair value of stock options annually granted and is determined by multiplying the number of stock options granted by their value following this method. This value is equal to the accounting value established in accordance with IFRS.  Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility.  Changes in the underlying assumption can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide a reliable measure of the fair value of the Company’s Common Share and option-based awards.  Sums in this column are not cash but are fair market value of the Options granted on the date of grant.

(5)
 (Former) COO, Mr. Taylor resigned effective February 5, 2016.  In connection with his departure from the Company he received a payment of $75,000.  Mr. Taylor has been engaged as a consultant and all options and RSUs previously granted will remain outstanding in accordance with their terms.

(6)	The position of Mexico Country Manager was eliminated and Mr. Martinez resigned effective February 8, 2016. In connection with his departure from the Company he received a payment of $77,049.55.

Page | 23

Defined Benefit or Actuarial Plan Disclosure

The Company does not provide retirement benefits for its directors or officers at this time.

Outstanding share-based awards and option-based awards

The following table sets forth information concerning all awards outstanding as of December 31, 2016 granted by the Company to NEOS. This includes awards granted in prior years. (1)

OPTION-BASED AWARDS					SHARE-BASED AWARDS
Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in- the- money options(2)	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
	(#)	C($)		C($)	(#)	C($)	C($)(3)
Darren Blasutti President and Chief Executive Officer	49,000	3.48	06/02/2017	980	Nil	Nil	407,897
	24,500	15.96	28/08/2017	Nil
	83,333	2.34	30/01/2018	96,666
	166,666	2.04	23/02/2019	243,332
Warren Varga Chief Financial Officer	24,500	3.48	06/02/2017	490	Nil	Nil	206,549
	17,500	15.96	28/08/2017	Nil
	50,000	2.34	30/01/2018	58,000
	83,333	2.04	23/02/2019	121,666
Daren Dell Chief Operating Officer	21,000	3.48	06/02/2017	420	Nil	Nil	174,139
	17,500	16.68	27/09/2017	Nil
	50,000	2.34	30/01/2018	58,000
	83,333	2.04	23/02/2019	121,666
Peter McRae SVP Corporate Affairs & CLO	21,000	3.48	06/02/2017	420	Nil	Nil	176,974
	17,500	15.96	28/08/2017	Nil
	16,666	2.34	30/01/2018	19,333
	83,333	2.04	23/02/2019	121,666
Robert Taylor (Former) Chief Operating Officer	12,250	3.48	06/02/2017	245	Nil	Nil	35,683
	17,500	15.96	28/08/2017	Nil
	11,111	2.34	30/01/2018	12,889

(1)
All information relating to the number of issued and outstanding Common Shares, options, warrants, deferred share units, restricted share units, and related per share amounts in this Circular have been adjusted retrospectively to reflect the Share Consolidation.

(2)	Calculated based on the difference between $0.10, the closing price of the Common Shares on the TSX on December 31, 2016 and the exercise price.
(3)
Amounts represent vested RSUs granted to the NEOs as deferred payment of incentive awards.  The RSUs are redeemable for Common Shares of the Company or cash (at the Company’s option).  The market payout value is based on the closing price at December 31, 2016.

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Incentive Plan Awards-Value Vested or Earned During the Year

The following table sets forth, for each NEO, the value of all incentive plan awards vested or earned during the year ended December 31, 2016.

Name	Option-based awards-Value vested during the year(1)	Share-based awards-Value vested during the year(2)	Non-equity incentive plan compensation-Value earned during the year(3)
	C($)	C($)	C($)
Darren Blasutti President and Chief Executive Officer	Nil	22,221 (cash settled) 188,906 (cash or share settled)	224,250
Warren Varga Chief Financial Officer	Nil	8,764 (cash settled) 99,562 (cash or share settled)	92,813
Daren Dell Chief Operating Officer	Nil	7,530 (cash settled) 83,718 (cash or share settled)	111,578
Peter McRae SVP Corporate Affairs & CLO	Nil	7,584 (cash settled) 85,188 (cash or share settled)	84,150
Robert Taylor (Former) Chief Operating Officer	Nil	12,479 (cash settled)	N/A

(1)
Calculated using the difference between the exercise price and the closing price of the Common Shares of the Company on the TSX immediately before the vesting date. The value shown in this column does not represent the actual value the individual NEO could receive. The actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)	The amounts posted represent RSUs granted to defer payment of an annual incentive bonus. The RSUs are either cash settled or settled either for cash or for Common Shares in the Company.
(3)	These amounts represent cash bonuses paid to the NEOs, relating to performance as determined at the discretion of the CCG Committee.

***
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Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in Common Shares during the period commencing on December 31, 2011 and ending on December 31, 2016 with the cumulative total return of the S&P/TSX Composite Index during the same period:

	Dec-12	Dec-13	Dec-14	Dec-15	Dec-16	Mar-17
Company	$53	$11	$12	$5	$15	$16
S&P/TSX Composite Index	$104	$114	$123	$109	$128	$130
Market Vectors Junior Gold Miners ETF	$83	$33	$25	$20	$33	$40

During the period commencing on December 31, 2011 and ending on December 31, 2016, the Company’s cumulative shareholder return under-performed the total return of the S&P/TSX Composite Index during the same period. Other than starting in 2016, the NEOs compensation during the periods reported in this section was not based on the Company’s cumulative shareholder return during the same periods and, accordingly, bears no direct relationship to the trend shown in the above graph.

Termination and Change of Control Benefits

During 2016, the Company had the following arrangements pursuant to employment agreements that provide for payments to an NEO at, following or in connection with termination and a change in control of the Company.

CEO and other NEOs

If the current CEO, Mr. Blasutti is terminated (without cause) his agreement provides for (i) payment of salary earned to the date of termination plus a pro rata bonus calculation for the period up to the date of termination; (ii) a severance payment equal to two times the then current years base salary and the highest annual incentive bonus amount paid or owing in the three previously completed fiscal years; and (iii) in accordance with applicable policies and the Employment Standards Act, 2000 benefits coverage through the severance period (or payment in lieu thereof). The same payments will be made in the event of termination within 12 months of a change in control of the Company.  Assuming the termination as noted above were to have occurred as of December 31, 2016 and a base salary of US$246,212, the total estimated incremental cash payment to be made would be US$756,269. The Total estimated incremental cash payment for change of control includes any RSUs granted in place of annual incentive plan cash bonuses which may be redeemed immediately (in accordance with terms of grant).5 Any unvested Options at the time of the change in control will vest immediately (in accordance with terms of grant) and subject to the discretion of the Board will expire in accordance with the terms of the Stock Option Plan (i.e. generally 90 days after the date of termination).
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If any of the other NEOs is terminated (without just cause) their agreements provide for (i) payment of salary earned to the date of termination plus a pro rata bonus calculation for the period up to the date of termination; (ii) a severance payment equal to one times the then current years base salary and the highest annual incentive bonus amount paid or owing in the three previously completed fiscal years; and (iii) in accordance with applicable policies and governing law benefits coverage through the severance period (or payment in lieu thereof).   The same payments will be made in the event of termination within 12 months of a change in control of the Company except that the severance payment will be based on up to 1.5 times the then current year’s base salary and the highest annual incentive bonus amount paid or owing in the three previously completed fiscal years (if applicable).  Any unvested Options at the time of the change in control will vest immediately (in accordance with terms of grant) and subject to the discretion of the Board will expire in accordance with the terms of the Stock Option Plan (i.e. generally 90 days after the date of termination).  In addition any RSUs granted in place of annual incentive plan cash bonuses may be redeemed immediately (in accordance with terms of grant). Assuming a termination as noted above were to have occurred as of December 31, 2016, the total estimated incremental cash payments to each of the NEOs would be as follows: Warren Varga - $423,479 (change in control) and $319,312 (termination without just cause), Daren Dell - $455,404 (change in control) and $347,450 (termination without just cause) and Peter McRae - $390,265 (change in control) and $293,674 (termination without just cause). The incremental cash payment for change of control includes any RSUs granted in place of annual incentive plan cash bonuses which may be redeemed immediately (in accordance with terms of grant). 6

Director Compensation

The CCG Committee considers annually and makes a recommendation to the Board regarding the adequacy and form of directors’ compensation.

•	Currently all non-executive directors receive a monthly retainer of C$3,333 payable quarterly in arrears.
•	Directors asked to perform special assignments at the request of the CEO are to be paid at the rate of C$2,000/day.
•	Directors who are employees of the Company receive no additional compensation for serving on the Board.
•	Directors submit for reimbursement receipts for expenses that would reasonably be expected to be incurred by such director in carrying out his duties.
•
Effective July 1, 2016, the Board fees (referenced above) are paid quarterly in arrears, in: cash (up to 80% of the amount); and/or DSUs (up to 100% of the amount) at the discretion of each of the Directors.

[5]	In the event of termination, vested, cash settled, RSUs may not be redeemed until the anniversary dates referenced in the previous sentence unless agreed by the CCG Committee.
6          See note above.
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The Company pays the Chairman of the Board an annual retainer of C$20,000 during the Company’s most recently completed financial year (or any part thereof). In addition, the Company paid annual retainer amounts to its directors for their service as chairs and members of then committees of the Board in such period, in the amounts and as set out below:

COMMITTEE	COMMITTEE CHAIRMAN C($)	OTHER COMMITTEE C($) C($)MEMBERS C($)
Audit Committee	15,000	7,500
CCG Committee	7,500	5,000
Sustainability and Technical Committee	10,000	7,500

The following table sets forth the compensation awarded, paid to or earned, by the Company’s directors while serving as non-executive directors during the fiscal year ended December 31, 2016:

Director Compensation Table

Name of Director	Fees earned (cash)	Share- based awards(2)	Option-based awards(3)	Non-equity incentive plan compensation	All other compensation	Total
	($)(1)(2)	($)	($)	($)	($)	($)(1)
Darren Blasutti (4)	N/A	N/A	N/A	N/A	N/A	N/A
Alex Davidson	Nil	48,627	61,369	Nil	Nil	109,996
Alan Edwards	Nil	37,740	61,369	Nil	Nil	99,109
Peter Hawley	7,197	27,608	60,728	Nil	Nil	95,533
Bradley Kipp	Nil	41,514	60,728	Nil	Nil	102,242
Gordon Pridham	7,955	23,776	61,369	Nil	Nil	93,100
Lorie Waisberg	7,813	25,946	61,369	Nil	Nil	95,128

(1)	All fees have been converted to U.S. funds using a conversion rate of 1.32.
(2)
Fees earned will be paid in cash or DSUs. The number of DSUs granted on a quarterly basis is calculated based on the fees owed for the applicable quarter, divided by the VWAP price of the Common Shares of the Company for the 5 days preceding the end of each quarter, with an increase to the number of DSUs to be granted at a factor of 1.25 of the fees owed.

(3)
The fair value of option-based awards is determined in accordance with 'IFRS 2 Share-based payment' of International Financial Reporting Standards ("IFRS"). The Company uses the Black-Scholes model to estimate fair value of stock options annually granted and is determined by multiplying the number of stock options granted by their value following this method. This value is equal to the accounting value established in accordance with IFRS.  Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility.  Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management's opinion, existing models do not necessarily provide a reliable measure of the fair value of the Company's Common Shares and option-based awards.  Sums in this column are not cash but are fair market value of the Options granted and the date of grant.

(4)	Mr. Blasutti does not receive compensation in his capacity as a director of the Company due to his position as President and Chief Executive Officer. See NEO table.

***
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Directors’ Outstanding share-based awards and option-based awards

The following table sets forth information concerning all awards outstanding as of December 31, 2016 to non-executive directors of the Company. This includes awards granted in prior years.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised option	Option exercise price	Option expiration date	Value of unexercised in-the- money options(1)	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested	Market or payout value of vested share- based awards not paid out or distributed
	(#)	C($)		C($)	(#)	C($)	C($)(2)
Darren Blasutti(3)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Alex Davidson	17,500 17,500 33,333 41,666	3.48 15.96 2.34 2.04	06/02/2017 28/08/2017 30/01/2018 23/02/2019	350 Nil 38,666 60,832	Nil	Nil	157,658
Alan Edwards	3,752 17,500 17,500 33,333 41,666	22.20 3.48 15.96 2.34 2.04	20/01/2017 06/02/2017 28/08/2017 30/01/2018 23/02/2019	Nil 350 Nil 38,666 60,832	Nil	Nil	137,123
Bradley Kipp	33,333 41,666	2.34 2.04	30/01/2018 23/02/2019	38,666 60,832	Nil	Nil	150,836
Peter Hawley	33,333 41,666 41,666	2.34 5.70 2.04	30/01/2018 24/05/2018 23/02/2019	38,666 Nil 60,832	Nil	Nil	149,258
Gordon Pridham	5,628 17,500 17,500 33,333 41,666	22.20 3.48 15.96 2.34 2.04	20/01/2017 06/02/2017 28/08/2017 30/01/2018 23/02/2019	Nil 350 Nil 38,666 60,832	Nil	Nil	119,462
Lorie Waisberg	17,500 17,500 33,333 41,666	3.48 15.96 2.34 2.04	06/02/2017 28/08/2017 30/01/2018 23/02/2019	350 Nil 38,666 60,832	Nil	Nil	126,760

(1)
Calculated based on the difference between $3.50, the closing price of the Common Shares on the TSX on December 31, 2016, and the exercise price of the options.  The value shown in this column does not represent the actual value the individual NEO could receive.  The actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.  All information relating to the number of issued and outstanding Common Shares, options, warrants, deferred share units, restricted share units, and related per share amounts in this Circular have been adjusted retrospectively to reflect the Share Consolidation.

(2)
Amounts represent DSUs granted to the directors as deferred payments of the directors' annual retainer.  The DSUs are redeemable for Common Shares of the Company.  The market or payout value is based on closing price at December 31, 2016.

(3)	Mr. Blasutti does not receive compensation in his capacity as a director of the Company due to his position as President and Chief Executive Officer. See NEO table.

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Directors’ Incentive Plan Awards-Value Vested or Earned During the Year

The following table sets out the aggregate dollar value that would have been realized by the directors of the Company if the options under the option-based award had been exercised on the vesting date during the most recently completed fiscal year ended December 31, 2016.

Name	Option-based awards- Value vested during the year(1)	Share-based awards-Value vested during the year(2)	Non-equity incentive plan compensation-Value earned during the year
	C($)	C($)	C($)
Darren Blasutti(3)	N/A	N/A	N/A
Alex Davidson	Nil	131,690	Nil
Alan Edwards	Nil	112,392	Nil
Bradley Kipp	Nil	123,632	Nil
Peter J. Hawley	Nil	115,871	Nil
Gordon Pridham	Nil	93,494	Nil
Lorie Waisberg	Nil	99,556	Nil

(1)
Calculated using the difference between the exercise price and the closing price of the Common Shares on the TSX immediately before the vesting date.  The value shown in this column does not represent the actual value the individual NEO could receive.  The actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)
Amounts represent DSUs granted to the directors as deferred payments of the director’s board fees.  The DSUs are redeemable for Common Shares of the Company.  The market or payout value is based on closing price at December 31, 2016.

(3)	Mr. Blasutti does not receive compensation in his capacity as a director of the Company due to his position as President and Chief Executive Officer. See NEO table.

Risks Associated with the Company’s Compensation Policies and Practices

The CCG Committee considers the implications and risks of the Company’s compensation policies and practices as a factor in assisting the Board in approving and monitoring guidelines and practices regarding the compensation and benefits of officers, as well as administering the Company’s equity-based compensation plans. In particular, executive compensation packages are intended to maintain an appropriate balance between risk and reward keyed to the Company’s performance. There are a number of elements of the compensation program that are intended to manage risk and discourage excessive risk taking by executives and senior managers including a balance of short, medium and long term incentives and the establishment of appropriate corporate, strategic and individual performance goals for incentive compensation as well as appropriate minimum thresholds and maximum (caps) for achievement if targets are exceeded (which prevents excessive payouts and acts as a disincentive against prudent risk taking). The CCG Committee has not identified any risks in the Company’s existing compensation policies and practices that it believes would be reasonably likely to have a material adverse effect on the Company.  The Company’s Disclosure and Securities Trading Policy prohibits insiders from short selling calls and puts in respect of the future value of Company’s securities.

Share Ownership Policy for Directors and NEOs

The Company does not currently have a formal minimum share ownership policy for directors and NEOs. However, a minimum of 20% of each director’s remuneration is payable in DSUs thus ensuring that the interests of directors and shareholders are aligned.
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SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Company has adopted the Stock Option Plan for directors, officers, employees and eligible service providers of the Company and its subsidiaries. For further details regarding the Stock Option Plan see under the heading “Compensation Discussion and Analysis – Elements of Executive Compensation – Longer Term Incentives – Option Based Awards and Restricted Share units”.  The Company’s Stock Option Plan is available on SEDAR at www.sedar.com and has been posted onto the Company’s website at www.americassilvercorp.com/s/.agm.asp.

The following table provides information on the Company’s Option and share based incentive plans as of December 31, 2016.

	Number of Common Shares to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options C($)	Number of Common Shares remaining Available for Future Issuance Under Equity Compensation Plans
Equity Compensation Plans Approved By Shareholders – Stock Option Plan(1)	1,770,765	4.64	2,183,273
Equity Compensation Plans Approved By Shareholders –DSUs(1)	240,313	N/A	1,942,960
Equity Compensation Plans Approved By Shareholders – RSUs(2)	251,638	N/A	1,691,322
Total	2,262,716	4.64	1,691,322

(1)
All information relating to the number Common Shares, options, warrants, deferred share units, restricted share units, and related per share amounts in this Circular have been adjusted retrospectively to reflect the Share Consolidation.

(2)	DSUs granted as deferred payment of director's annual retainer payments.
(3)	RSUs granted as deferred payment of annual incentive bonus for officers.

DIRECTORS’ AND OFFICERS’ INSURANCE AND INDEMNIFICATION

The Company carries directors’ and officers’ liability insurance for the directors and officers of the Company, to a maximum amount of $40,000,000.  This policy is in effect until March 1, 2018 for an annual premium of $225,425.

The Company’s by-laws provide for the indemnification of each director or officer of the Company, each former director or officer of the Company and each individual who acts at the Company's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Company or other entity, subject to the provisions of the Canada Business Corporations Act.  The Company has also entered into agreements evidencing its indemnity in favour of the foregoing persons.
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STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following description reflects the current corporate governance policies of the Company, as reviewed by the CCG Committee and approved by the Board.

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Company. National Policy 58-201 Corporate Governance Guidelines (“Governance Guidelines”) establishes corporate governance guidelines which apply to all public companies. These guidelines are not intended to be prescriptive but to be used by issuers in developing their own corporate governance practices.  The Board is committed to sound corporate governance practices, which are both in the interest of its shareholders, and contribute to effective and efficient decision making.  Pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices, the Company is required to disclose its corporate governance practices, as set forth below.  The Board will continue to monitor such practices on an ongoing basis and, when necessary, implement such additional practices as it deems appropriate.

Board of Directors and Independence from Management

The Board, in consultation with the CCG Committee, annually reviews the relationship between each director and the Company in order to determine if each director is or remains independent within the meaning of the Governance Guidelines.  In accordance with applicable securities law six of seven Nominees are considered independent as follows:

NAME	RELATIONSHIP	REASON FOR NON-INDEPENDENT STATUS
Darren Blasutti	Non-Independent	Considered to have a material relationship with the Company by virtue of being the President and Chief Executive Officer
Alex Davidson	Independent	N/A – no material relationship
Alan R. Edwards	Independent	N/A – no material relationship
Peter Hawley	Independent	N/A – no material relationship
Bradley Kipp	Independent	N/A – no material relationship
Gordon Pridham	Independent	N/A – no material relationship
Lorie Waisberg	Independent	N/A – no material relationship

The Governance Guidelines state that the Board of every listed company should be constituted with a majority of individuals who qualify as “independent” directors under NI 52-110 and also that compensation and nominating committees should be constituted entirely of independent directors. NI 52‑110 provides that a director is independent if he or she has no direct or indirect “material relationship” with the Company.  “Material relationship” is defined as a relationship that could, in the view of the Company’s Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. A “material relationship” is deemed to be present in the case of individuals that is, or has been, within the last three years, an employee or executive officer of the issuer (including subsidiaries). As such, Mr. Blasutti is not considered independent as a result of his position as CEO.
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The Company has a majority of independent directors and recognizes the importance of providing leadership to its independent directors. The Chair of each of the Company’s committees is an independent director and every committee charter provides for access to information respecting the Company and to officers, employees, external auditors and legal counsel of the Company. As well, each charter states that the committees may engage separate independent counsel and advisors at the expense of the Company.

The CCG Committee is responsible for identifying whether the Board’s mandate is effectively being carried out.  Specifically, this committee reviews with the Board, on a regular basis and at least annually, the role of the Board, the terms of reference of each of the committees of the Board and the methods and processes by which the Board fulfills its duties and responsibilities.

As well, to facilitate the Board operating independently of management, the following processes are in place:

(a)	at every Board meeting, members of management, including the President and CEO, are not present for the discussion and determination of certain matters;
(b)	under the Company’s Articles any one director may call a Board meeting;
(c)	the compensation of the President and CEO is considered independently by the CCG Committee at least annually; and
(d)	in addition to the standing committees of the Board, independent committees may be appointed from time to time, when appropriate.

Performance Assessment

On a yearly basis, each member of the Board completes a questionnaire which includes, among other items, a careful examination of Board structure (including an assessment as to whether the Board as a whole possesses the right skills and background for the current issues facing the Company), Board meetings and their effectiveness, the quality and timing of information provided to the Board, preparedness for succession planning within the organization, the Board's relationship with management, committee and Board effectiveness and strategy and metrics. The CCG Committee approves the content of each questionnaire and the Chair of the CCG Committee analyzes the feedback and presents it to the full Board, including the CEO.

Meetings of the Board and Committees of the Board

The Board typically meets formally a minimum a minimum of four times per year, including (i) in order to approve annual statements; (ii) in connection with the annual meeting of the Company's shareholders; (iii) in order to review the annual budget; and (iv) a general corporate strategy meeting. Each committee of the Board meets at least once each year or more frequently as deemed necessary by the applicable committee. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs, which the Company faces from time to time. In years like 2016, the Board is required to meet or have calls on a more frequent basis as reflected below.
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The following table provides details regarding director attendance at Board and committee meetings held during the relevant time period (January 1, 2016 to December 31, 2016).

MEETINGS ATTENDED	BOARD OF DIRECTORS	AUDIT COMMITTEE	S&T COMMITTEE	COMPENSATION AND CORPORATE GOVERNANCE
Darren Blasutti	8 of 8	3 of 4	1 of 2	4 of 4
Alex Davidson	7 of 8		2 of 2	4 of 4
Alan Edwards	8 of 8		2 of 2
Peter Hawley	8 of 8		2 of 2
Bradley Kipp	8 of 8	4 of 4
Gordon Pridham	8 of 8	3 of 4		4 of 4
Lorie Waisberg	8 of 8	4 of 4		4 of 4

Board members are expected to attend all meetings of the Board in person or by phone and to have reviewed in advance Board materials and be prepared to discuss such materials.

Meetings of Independent Directors

Each meeting of the Board includes a session whereby independent members may meet in the absence of management. Independent directors are also free to meet separately at any time or to require management to withdraw during certain discussions. Additionally, the Audit Committee and the CCG Committee are composed entirely of independent directors.

Board Mandate

A copy of the Board’s written mandate, as reapproved December 15, 2016 (“Board Mandate”), which sets out the responsibilities and duties of the Directors as well as the Directors expectations of management, is available on the Company’s website at www.americassilvercorp.com and is attached as Schedule A to this Circular.

The CCG Committee and the Board shall review and assess the adequacy of this Board Mandate on an annual basis, taking into account all legislative and regulatory requirements applicable to the Board, as well as any best practice guidelines recommended by securities regulatory authorities or the Toronto Stock Exchange or NYSE MKT or any stock exchanges on which the Company’s shares are listed.

Position Descriptions

The Board has developed a written position description for the Chairman as detailed in the Board’s Mandate.  The Chair of each Board committee acts within the parameters set by their respective committee charters. The Board and CCG Committee, together with Mr. Blasutti, have developed a written position description for the President and CEO.
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Directorships

The following current and proposed directors of the Company presently serve as directors of other reporting issuers as follows:

DIRECTOR	REPORTING ISSUER
Darren Blasutti	Chantrell Ventures Corp., Rapier Gold Inc. Noront Resources Ltd.(1)
Alex Davidson	Perseus Mining Ltd., Nulegacy Gold Corp., Orca Gold Inc., Capital Drilling Limited, and Yamana Gold Inc.
Alan R. Edwards	Entrée Gold Inc., Orvana Minerals Corp.
Peter Hawley	Scorpio Gold Corporation and Defiance Silver Corp.
Bradley Kipp	Equity Financial Holdings Inc.
Gordon E. Pridham	Newalta Corporation (Chairman), CHC Student Housing Inc. (Chairman), Orvana Minerals Inc. and Enertech Capital
Lorie Waisberg	Chantrell Ventures Corp., Chemtrade Logistics Income Fund, Metalex Ventures Ltd., Tembec Inc. and Rapier Gold Inc.
1.	Mr. Blasutti is not standing for re-election at the next meeting of shareholders for Noront Resources Ltd. and will be coming off this board.

Orientation and Continuing Education

The Board and the Company’s senior management will conduct orientation programs for new directors as soon as possible after their appointment as directors. The orientation programs will include presentations by management to familiarize new directors with the Company’s operations, projects and strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its code of business conduct and other governance policies, its principal officers, its independent auditors and its outside legal advisors. In addition, the orientation programs will include a review of the Company’s expectations of its directors in terms of time and effort, a review of the directors’ duties and visits to Company headquarters and, to the extent practical, the Company’s significant locations of operation. This informal process is considered to be appropriate given the Company’s size, current level of operations, and the ongoing interaction amongst the directors.

The skills and knowledge of the Board as a whole is such that no formal continuing education process is currently deemed required.  The Board is comprised of individuals with varying backgrounds, who have, both collectively and individually, extensive experience in running and managing public companies, particularly in the natural resource sector and involving mineral properties. It is the Company’s view that all current members of the Board are well-versed and educated in the factors critical to the success of the Company.  Board members are encouraged to communicate with management, auditors and technical and other consultants to keep themselves current with industry trends and developments and changes in legislation, with management’s assistance. To enable each director to better perform his or her duties and to recognize and deal appropriately with issues that arise, the Company will provide the directors with suggestions to undertake continuing director education. Reference is made to the table under the heading “Business of Meeting - Election of Directors” for a description of the current principal occupations of the members of the Board.
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Nomination of Directors

The CCG Committee will generally be responsible for (i) identifying individuals qualified to become Board members, consistent with criteria approved by the Board, (ii) recommending to the Board the persons to be nominated for election as directors at any meeting of shareholders, and (iii) recommending to the Board persons to be elected by the Board to fill any vacancies on the Board.  When appropriate, the CCG Committee will retain an independent executive search firm to assist it in identifying prospective board candidates.  While no formal nomination procedure is in place to identify new candidates the Board and the CCG Committee does review the experience and performance of Nominees for the election to the Board.  When required, the Board and the CCG Committee will meet to consider any vacancies on the Board or the desired size of the Board.  Members of the Board are canvassed with respect to the qualifications of a potential candidate and each candidate is evaluated with respect to his or her experience and expertise, with particular attention paid to those areas of expertise that complement and enhance current management and Board composition.  The Board also assesses any potential conflicts, independence or time commitment concerns the candidate may present.

Profile and Skills

The CCG Committee periodically reviews the current profile of the Board, including the average age and tenure of individual directors and the representation of various areas of expertise, experience and diversity. The objective is to have a sufficient range of skills, expertise and experience to ensure that the Board can carry out its responsibilities effectively.  The succession planning process may also involve the creation of a skills matrix, to help the CCG Committee and the Board identify any gaps in the skills and competencies considered most relevant for the Company. The Board does not have a mandatory term limit or age limit policy.  In conjunction with the Board evaluation and as part of the succession planning process, directors are also canvassed on their intention to retire from the Board in order to identify impending vacancies as far in advance as possible.

Diversity

The Company recognizes the benefits of having a diverse Board and leadership team and seeks to increase diversity. The CCG Committee and the Board does not have a formal policy with respect to diversity at this time and does not adhere to any targets or quotas in determining Board membership or executive officer appointments, however, the Board’s processes for succession and recruitment will look to encourage the promotion of diversity. As a result, while the emphasis on filling board vacancies is on finding the best qualified candidates given the needs and circumstances of the Board, a nominee’s diversity of gender, race, nationality or other attributes may be considered favorably in his or her assessment. In 2014, amendments to the continuous disclosure regime in Canada were adopted requiring new disclosure regarding the representation of women on boards and in executive officer positions.  There are a limited number of people that possess both the management experience and mining industry knowledge required to serve capably as public mining company directors, including women. There are currently no women on the Board or holding executive officer positions with the Company. The Board acknowledges the role that women with the right skills and experience can play in contributing to different perspectives and enhanced decision making in the boardroom. The Board is actively engaged in recruiting such a Board member. The ultimate decision will be based on merit and contributions the chosen candidate will bring to the Board.
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Risk Management

The Board has responsibility for oversight of management of the Company to ensure that it is acting in the best interests of the Company and its shareholders.  This responsibility includes oversight in identifying and understanding the principal risks of the Company’s business (including, without limitation, strategic, operational, financial, compensation and regulatory risks). The Board does not have a standing risk management committee, but rather administers this oversight function directly through the Board as a whole, as well as through various standing committees of the Board that address risks inherent in their respective areas of oversight. The Audit Committee is responsible for monitoring financial risks and exposures, including the risk of a material misstatement in the Company’s financial disclosures. The CCG Committee is responsible for monitoring risks associated with the Company’s compensation policies and for effectiveness of the Company’s corporate governance policies.  The S&T Committee is responsible for monitoring sustainability (including health, safety, environmental and social responsibility) risks and technical/operational risks associated with the Company’s mines and projects. The Board and its committees receive risk management updates from management provided at meetings of the Board or its committees throughout the year as necessary. Periodically, the Company plans to undergo a more extensive risk identification and analysis process, which will involve one-on-one interviews with applicable executive officers as well as other senior management employees and the general managers of certain operations.  The results of the interviews will be reviewed and analyzed by the Company’s executive management team and Board.  Following consideration of the information provided by management, the Board will provide feedback and make recommendations, as needed.

Ethical Business Conduct

The Company has a written Code of Business Conduct and Ethics as reapproved December 15, 2016 (the “Code”) which is designed to provide guidance on the conduct of the Company’s business in accordance with high ethical standards.  A copy of the Company’s Code of Ethical Business Conduct is available on the Company’s website:  www.americassilvercorp.com.

All directors, officers and employees are expected to comply with the Code and will sign off annually on the Code, which reaffirms the Company’s high standards of business conduct.  The Code is part of the Company’s continuing effort to ensure that it complies with all applicable laws, has an effective program to prevent and detect violations of law, and conducts its business with fairness, honesty and integrity.

Consistent with the provisions of the Code, directors and senior officers are bound by the provisions of the Canada Business Corporations Act which sets forth resolutions for any conflicts of interest.  In particular, any director who has a material interest in a particular transaction is required to disclose such interest and to refrain from voting with respect to the approval of any such transaction.

In the unlikely event of a waiver, any such waivers of the Code for directors or NEOs must be approved by the Board or the CCG Committee and such waiver will be promptly disclosed as required by law.

Whistleblower Policy

The Board has adopted a Whistleblower Policy, as reapproved on December 15, 2016 that establishes procedures for (i) the receipt, retention, investigation and treatment of complaints received by the Company regarding violations of the Company’s Code or accounting, internal accounting controls, auditing matters; and (ii) submission by company personnel and others of complaints regarding such reportable activities on a confidential basis. A copy of the Company’s Whistleblower Policy is available on the Company’s website: www.americassilvercorp.com.
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Corporate Disclosure and Securities Trading Policy

The Board has adopted a Corporate Disclosure and Securities Trading Policy as reapproved on December 15, 2016 a copy of which is available on the Company’s website: www.americassilvercorp.com. The policy is intended to help to ensure that the Company and Company personnel comply with these requirements by setting out procedures and guidelines for:

●	Dealing on a day-to-day basis with the Company’s material non-public and/or confidential information;
●	Communicating with all market participants; and
●
Restricting trading by Company personnel in securities of the Company and other issuers in respect of which Company personnel may receive material, non-public information while representing the Company, if the Company personnel is in possession of material, non-public information.

Strict compliance with the provisions of this policy is required, with a view to enhancing investor confidence in the Company’s securities and contributing to the ethical business conduct of the Company’s personnel.

Board Committees

To assist it in exercising its responsibilities, the Board has established three standing committees of the Board effective January 30, 2015: the Audit Committee, the CCG Committee (compensation & corporate governance committee) and a Sustainability and Technical Committee (the “S&T Committee”). The Board may establish other standing committees, from time to time as may be appropriate.  Each committee is governed by a written charter as referenced below. At a minimum, each charter clearly establishes the committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members and subcommittees), and manner of reporting to the Board. Each charter will be reviewed by the Board (or the CCG Committee) annually. The Board is responsible for appointing directors to each of its committees, in accordance with the written charter for each committee.

Compensation and Corporate Governance Committee

The CCG Committee is currently comprised of Lorie Waisberg (Chair), Alex Davidson and Gordon Pridham, all of whom are independent directors. The role of the CCG Committee is to assist the Board in fulfilling its corporate governance and director nominating responsibilities as well as overseeing certain compensation and succession planning matters.  The CCG Committee is governed by its charter, a copy of which is available on the Company’s website: www.americassilvercorp.com.

Audit Committee

The Audit Committee is responsible for monitoring the Company’s accounting and financial reporting practices and procedures, the adequacy of internal accounting controls and procedures, the quality and integrity of financial statements and for directing the auditors’ examination of specific areas.  The members of the Audit Committee are Bradley Kipp (Chair), Lorie Waisberg and Gordon Pridham, all of whom are “independent” directors as defined in NI 52-110.  Each member of the Audit Committee is considered to be “financially literate” within the meaning of NI 52-110, which includes the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the Company’s financial statements.
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Information and disclosure relating to the Company’s audit committee as required under NI 52-110F is available on page 56 to the Company’s Annual Information Form dated March 30, 2017 and is available under the Company’s profile at www.sedar.com. The Audit Committee Charter is available on the Company’s website: www.amreicassilvercorp.com.

Sustainability and Technical Committee

The S&T Committee is currently comprised of Alan Edwards (Chair), Alex Davidson and Peter Hawley.  Alan Edwards and Alex Davidson are “independent” directors as defined in NI 52-110. The role of the S&T Committee is to assist Board in reviewing sustainability matters, including environmental, health, safety and technical and operational matters and programs and overseeing the Company’s performance in such areas.  The S&T Committee Charter is available on the Company’s website: www.americassilvercorp.com.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No director or officer or any associate or affiliate of any such director or officer is, or at any time during the recently completed financial year was, indebted to the Company, for other than routine indebtedness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as described herein no director, executive officer or 10% shareholder of the Company or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or any proposed transaction that has materially affected or will materially affect the Company or any of its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found under the Company’s profile at www.sedar.com including the Company’s Annual Information Form. Additional financial information is provided in the Company’s annual Financial Statement for the fiscal year ended December 31, 2016, the notes appended thereto and in Management’s Discussion and Analysis for the fiscal year ended December 31, 2016 which can be obtained upon request to the Company or by going to the Company’s profile at www.sedar.com. The Company may require payment of a reasonable charge if the request is made by a person or company who is not a shareholder of the Company.
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BOARD APPROVAL

The contents and sending of this Circular have been approved by the Board. A copy of this Circular has been sent to each director of the Company and made available to each shareholder entitled to notice of the Meeting and to the auditors of the Company.

DATED this 5th day of April, 2017.
BY ORDER OF THE BOARD

Signed:	“Darren Blasutti”
Darren Blasutti
President and Chief Executive Officer

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FORWARD-LOOKING STATEMENTS

Certain information in this Circular may contain forward-looking statements. This information is based on current expectations that are subject to significant risks, assumptions and uncertainties that are difficult to predict. Potential risks include:  those associated with the Company’s compensation or governance policies.  Actual results might differ materially from results suggested in any forward-looking statements. All statements, other than statements of historical fact, including, without limitation, statements regarding future plans and objectives of the Company, are forward-looking statements. Words such as “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “intend”, “believe” and other similar expressions are forward-looking statements. Forward-looking statements are not guarantees of future results and conditions but rather reflect our current views with respect to future events and are subject to risks, uncertainties, assumptions and other factors, and actual results and future events could differ materially from those anticipated in such statements. There can be no assurance that such forward-looking statements will prove to be accurate. The Company assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those reflected in the forward-looking statements unless and until required by securities laws applicable to the Company.  Additional information identifying risks and uncertainties is contained in filings by the Company with the Canadian securities regulators, which filings are available at www.sedar.com.
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BOARD MANDATE

AMERICAS SILVER CORPORATION

1.	Role and Objectives
The directors are elected by the shareholders and are responsible for the stewardship of the business and affairs of Americas Silver Corporation (the “Company”). The Board of Directors (the “Board”) seeks to discharge this responsibility by reviewing, discussing and approving the Company’s strategic planning and organizational structure and supervising management to oversee that the strategic planning and organizational structure enhance and preserve the business and the underlying value of the Company.

2.	Director Responsibilities

(a)
Oversee Management of the Company – The principal responsibility of the Board is to oversee the management of the Company to ensure that it is acting in the best interests of the Company and its shareholders. This responsibility requires that the Board attend to the following:

(i)
Review and approve on a regular basis, and as the need arises, fundamental operating, financial, and other strategic corporate plans which take into  account, among other things, the opportunities and risks of the business;

(ii)	Evaluate the performance of the Company, including the appropriate use of corporate resources;
(iii)	Evaluate the performance and integrity of, and oversee the progress and development of, senior management and take appropriate action, such as promotion, change in responsibility and termination;
(iv)	Implement senior management succession plans;
(v)	Establish the Company’s compensation programs and approve compensation matters relating to senior executive officers (i.e. the Chief Executive Officer (the “CEO”) and direct reports to the CEO);
(vi)
Establish a corporate environment that promotes timely and effective disclosure (including appropriate controls), fiscal accountability, high ethical standards and compliance with applicable laws and industry and community standards;

(vii)	Oversee the Company’s communication and disclosure policy;
(viii)	Oversee the Company’s auditing and financial reporting functions;
(ix)	Oversee the Company’s internal control and management information systems;
(x)	The identification of the principal risks of the Company’s business, and ensuring the implementation of appropriate systems to manage these risks;
(xi)	Review and decide upon material transactions and commitments;

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Americas Silver Corporation	Board Mandate

(xii)
Develop a corporate governance structure that allows and encourages the Board  to  fulfill its responsibilities including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company;

(xiii)	Provide assistance to the Company’s senior management, including guidance on those matters that require Board involvement; and
(xiv)	Evaluate the overall effectiveness of the Board and its committees.
(b)	Chair of the Board – Responsibilities of the Chair of the Board include but are not limited to:
(i)	Providing leadership to the Board with respect to its functions as described in this Mandate;
(ii)	Chairing meetings of the Board, including in camera sessions, unless not present;
(iii)	Ensuring that the Board meets on a regular basis and at least quarterly;
(iv)	Establishing a calendar for holding meetings of the Board;
(v)	In conjunction with the CEO, establishing the agenda for each meeting of the Board, with input from other Board members and any other parties as applicable;
(vi)	Ensuring that Board materials are available to any director on request;
(vii)	Fostering ethical and responsible decision making by the Board and its individual members;
(viii)	Ensuring that resources and expertise are available to the Board so that it may conduct its work effectively and efficiently;
(ix)	Facilitating effective communication between members of the Board and management; and
(x)	Attending each meeting of shareholders to respond to any questions from shareholders as may be put to the Chair.
(c)
Exercise Business Judgment – In discharging their duties directors are expected to exercise their business judgment to act in what they reasonably and honestly believe to be the best interests of the Company and its shareholders free from personal interests. In discharging their duties, the directors normally are entitled to rely on the Company’s senior executives, other employees believed to be responsible, and its outside advisors, auditors and legal counsel, but also should consider second opinions where circumstances warrant. Nothing contained in this Mandate is intended to expand applicable standards of conduct under statutory or regulatory requirements for the directors of the Company.

(d)
Understand the Company and its Business – With the assistance of the management, directors are expected to become and remain informed about the Company and its business, properties, risks and prospects.

(e)
Establish Effective Systems - Directors are responsible for determining that effective systems are in place for the periodic and timely reporting to the Board on important matters concerning the Company and receiving feedback from Company stakeholders.

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Americas Silver Corporation	Board Mandate

(f)
Protect Confidentiality and Proprietary Information – Directors are responsible for establishing policies that are intended to protect the Company's confidential and proprietary information from unauthorized or inappropriate disclosure. Likewise, all discussions and proceedings of the Board must be treated as strictly confidential and privileged to preserve open discussions between directors and to protect the confidentiality of Board discussions.

(g)
Board, Committee and Shareholder Meetings – Directors are responsible for adequately preparing for and attending Board meetings and meetings of committees on which they serve. They must devote the time needed, and meet as frequently as necessary, to properly discharge their responsibilities.

(h)
Indemnification – Directors are entitled to Company-provided indemnification through corporate articles and by-laws, corporate statutes, indemnity agreements and, when available on reasonable terms, directors’ and officers’ liability insurance.

3.	Director Qualification Standards
(a)
Independence – The Board will ensure that it has at all times at least the minimum number of directors who meet applicable standards of director independence. The Board will determine independence on the basis of (i) applicable legal and stock exchange requirements and (ii) being satisfied that the director does not have, directly or indirectly, a financial, legal or other relationship with the Company that, in the Board's judgment, would reasonably interfere with the exercise of independent judgment in carrying out the responsibilities of the director.

(b)
Size, Skills and Diversity of Board – The Board believes that a Board comprised of 3 to 10 members is an appropriate size given the Company’s present circumstances. The Board will consider the competencies and skills that the Board, as a whole, should possess and the competencies and skills of each director.  The Board will also consider the level of representation of women on the Board, and in addition to gender diversity may also favorably consider diversity of race, nationality or other attributes in the assessment of Board composition.

(c)
Other Directorships – The Board does not believe that its members should be prohibited or discouraged from serving on boards of other organizations, and the Board does not propose any specific policies limiting such activities, provided they do not reduce a director’s effectiveness, or result in a continuing conflict of interest.

(d)
Tenure – The Board does not believe it should establish director term limits, although the length of service of each director will be considered. Term limits could result in the loss of directors who have been able to develop, over a period of time, significant insight into the Company and its operations and an institutional memory that benefits the Board as well as management. As an alternative to term limits, the Compensation and Corporate Governance Committee will review each director’s continuation on the Board annually. This will allow each director the opportunity to confirm his or her desire to continue as a member of the Board and allow the Company to replace directors where, upon recommendation of the Compensation and Corporate Governance Committee, the Board makes a determination in that regard.

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Americas Silver Corporation	Board Mandate

(e)
Separation of the Offices of Chair and CEO – The Board will select a Chair of the Board in a manner and upon the criteria that the Board deems appropriate at the time of selection. The Board believes the offices of Chair of the Board and the CEO should not be held by the same persons.

(f)
Selection of New Director Candidates – Except where the Company is legally required by contract, law or otherwise to provide third parties with the right to nominate directors, the Compensation and Corporate Governance Committee will be responsible for (i) identifying individuals qualified to become Board members, consistent with criteria approved by the Board, (ii) recommending to the Board the persons to be nominated for election as directors at any meeting of shareholders, and (iii) recommending to the Board persons to be elected by the Board to fill any vacancies on the Board. The Compensation and Corporate Governance Committee’s recommendations will be considered by the Board but the recommendations are not binding upon it.

(g)	Extending the Invitation to a New Director Candidate to Join the Board – An invitation to join the Board will be extended by the Chair of the Board when authorized by the Board.
(h)
Majority Voting in Director Elections Policy – If the number of proxy votes withheld for a particular director nominee is greater than the votes in favour of such nominee at any meeting of the Company’s shareholders to elect directors, other than a contested meeting, such director nominee shall submit his or her resignation promptly after the meeting, effective upon acceptance by the Board pursuant to the Company’s Majority Voting in Director Elections Policy.

4.	Director Orientation and Continuing Education
(a)
Director Orientation – The Board and the Company’s senior management will conduct orientation programs for new directors as soon as possible after their appointment as directors. The orientation programs will include presentations by management to familiarize new directors with the Company’s projects and strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its code of business conduct, its principal officers, its independent auditors and its outside legal advisors. In addition, the orientation programs will include a review of the Company’s expectations of its directors in terms of time and effort, a review of the directors’ duties and visits to Company headquarters and, to the extent practical, the Company’s significant locations of operation.

(b)
Continuing Education – To enable each director to better perform his or her duties and to recognize and deal appropriately with issues that arise, the Company will provide the directors with suggestions to undertake continuing director education.

5.	Director’s Access to Management and Independent Advisors
(a)
Access to Officers and Employees – All directors have, at all reasonable times and on reasonable notice, full and free access to officers and employees of the Company as may be required in connection with their duties. Any meetings or contacts that a director wishes to initiate should normally be arranged through the CEO, the Chief Financial Officer or the General Counsel. The directors will use their judgment to ensure that any such contact is not disruptive to the business operations of the Company. The directors are normally expected to provide a copy or otherwise inform senior management as applicable of communication with employees of the Company.

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Americas Silver Corporation	Board Mandate

(b)
Access to Independent Advisors – The Board or its board committees may engage outside advisors at the expense of the Company as deemed necessary in the circumstances to carry out their duties. The engagement of the outside advisor should, in most circumstances, be coordinated through the Chair and the CEO, and be subject to Board approval.

6.	Board Meetings
(a)
Powers Exercised by Resolution – The powers of the Board may be exercised at a meeting for which notice has been given and at which a quorum is present or, in appropriate circumstances, by resolution in writing signed by all the directors.

(b)
Selection of Agenda Items – In conjunction with the CEO, the Chair of the Board shall propose an agenda for each Board meeting. Each Board member is free to request the inclusion of other agenda items and is generally free to request at any Board meeting the consideration of subjects that are not on the agenda for that meeting.

(c)
Frequency and Length of Meetings – The Chair of the Board, in consultation with the members of the Board, will normally determine the frequency and length of Board meetings; however, the ultimate power in this regard rests with the Board. Special meetings may be called from time to time as required to address the needs of the Company’s business.

(d)
Advance Distribution of Materials – Information and data that are important to the Board’s understanding of the business to be conducted at a Board or committee meeting will normally be distributed in writing to the directors reasonably before the meeting and directors should review these materials in advance of the meeting. The Board acknowledges that certain items to be discussed at a Board or committee meeting may be of a very time-sensitive nature and that the distribution of materials on these matters before the meeting may not be practicable.

(e)	Executive Session of Independent Directors – At least one executive session of independent directors will be held on an annual basis.
(f)
Lead Director – A Lead Director may be elected annually at the first meeting of the Board following the shareholders meeting. This role is normally filled by the Chair. At any time when the Chair is an employee of the Company, the non-management directors shall select an independent director to carry out the functions of a Lead Director. This person would chair regular meetings of the non-management directors and assume other responsibilities which the non-management directors as a whole have designated.

(g)	Minutes – A secretary should be named for each Board and committee meeting and minutes should be circulated in due course after such meeting for approval.

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Americas Silver Corporation	Board Mandate

7.	Board Committees
(a)
To assist it in exercising its responsibilities, the Board has established three (3) standing committees of the Board: an audit committee, a compensation and corporate governance committee and a sustainability and technical committee. The Board may establish other standing committees, from time to time.

(b)
Each committee shall be governed by a written charter that addresses those matters required by applicable laws and stock exchange rules. At a minimum, each charter shall clearly establish the committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members and sub-committees), and manner of reporting to the Board. Each charter shall be reviewed by the Board (or the Compensation and Corporate Governance Committee) annually.

(c)	The Board is responsible for appointing directors to each of its committees, in accordance with the written charter for each committee.
8.	The Board’s Expectations of Management – The Board expects that management will, among other things:
(a)	Review continuously the Company’s strategies and their implementation in light of evolving conditions;
(b)	Present an annual operating plan and budget and regularly report on the Company’s performance and results relative to that plan and budget;
(c)	Report regularly on the Company’s business and affairs, with a focus on matters of material consequence for the Company;
(d)	Implement systems to identify and manage the principal risks of the Company’s business and provide (at least annually) a report relating thereto; and
(e)	Implement and maintain appropriate (i) systems of internal control and (ii) disclosure controls and procedures.
In addition, the CEO and other executive officers of the Company will use their best efforts to achieve value for all shareholders and conduct themselves with integrity.  The Board expects that the CEO and other executive officers will create a culture of integrity throughout the Company.

9.	Annual Review
The Board shall review and assess the adequacy of this Mandate on an annual basis, taking into account all legislative and regulatory requirements applicable to the Board, as well as any best practice guidelines recommended by securities regulatory authorities or the Toronto Stock Exchange or any stock exchanges on which the Company’s shares are listed.

***

Ratified by the Board of Directors on December 15, 2016
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Americas Silver Corporation	Board Mandate

ANNEX A

Matters Requiring Board Approval

This Policy identifies certain items which must be approved by the Board or a committee of the Board and may not be delegated to management without Board approval. A general overriding consideration is that the directors are required under law to manage, or supervise the management of, the business and affairs of the Company. Accordingly, even if an action might fall outside these guidelines, management should consider whether the matter, nevertheless, should be referred to the Board for consideration.

Under these guidelines, except as otherwise complies with internal delegation of authority control protocols as may be in place from time-to-time, an “Out of Budget Transaction” is a transaction that exceeds the budgeted amount by $500,000 or greater and that is not already part of an approved budget. The following is a list of items which officers must refer to the Board, or an appropriate committee thereof, for consideration.

1.	The approval of annual budgets.
2.	The approval of all financial information and other disclosure documents that are required by law to be approved by the Board before they are released to the public.
3.
Allotment of any securities. This includes shares, options, warrants or other convertible or debt securities, and the payment of a commission to any person as consideration for purchasing securities of the Company or providing purchasers for any such securities. Securities may be issued by executive officers where previously allotted by the Board (e.g. exercise of previously allotted options and warrants upon exercise).

4.	Entering into transactions of a fundamental nature such as amalgamations, mergers and material acquisitions or dispositions.
5.	Agreeing to redeem, purchase or otherwise acquire any of the Company’s shares.
6.	Entering into any agreement or commitment to acquire or dispose of assets that are material to the Company including, but not limited to, those that are an Out of Budget Transaction.
7.
Entering into, or making a material modification of, any agreement or commitment to become liable for any indebtedness, including the granting of a guarantee or similar standby obligation,  if (a) the amount of such indebtedness is an Out of Budget Transaction or (b) any assets of the Company are made subject to a security interest in an Out of Budget Transaction.

8.	Committing to making any material capital expenditure which is an Out of Budget Transaction.
9.	Entering into any contract, agreement or commitment out of the ordinary course of business if such agreement involves a material commitment of financial resources.
10.	Adoption of hedging policies.

( i )

Americas Silver Corporation	Board Mandate

11.	Entering into any agreement with an officer, director or 10% shareholder of the Company or any parent or subsidiary of the Company outside of the ordinary course of business.
12.	Terminating, suspending or significantly modifying any material business activity or business strategy of the Company.
13.	Undertaking a new business activity that requires an allocation of material resources.
14.	Making any material change to a business or strategic plan that has been approved by the Board.
15.	Initiating or settling any legal proceeding involving a material payment.
16.	Employing or terminating the Company’s independent auditor.
17.	Hiring or terminating the employment, or determining the compensation, of any person who is an executive officer of the Company.
18.	Compensation matters for senior executive officers at the Company (i.e. the CEO and direct reports to the CEO).
19.
Offering any material employment or consulting terms to any individual or entity which are not customary for the Company. This determination is to be made by reference to terms of employment or consultancy that have generally been offered to other employees or consultants in similar positions or with similar status.

20.
The approval of a request by any executive officer of the Company to serve on the board of another entity, other than not-for-profit entities or family businesses that in no material way compete with the Company or do any material business with the Company.

21.	Approval of technical reports and annual mineral resource and mineral resource estimates as required
22.	Any other matter specified by the Board as requiring its prior approval.

( ii )